     As filed with the Securities and Exchange Commission on June 23, 2000.
                                                                File No. INITIAL
                                                                       811-06285
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

               Pre-Effective Amendment No. __                               [ ]

               Post-Effective Amendment No. __                              [ ]

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.   62                                                 [X]
                      --------

                         HARTFORD LIFE INSURANCE COMPANY
                  PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                         HARTFORD LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                  P.O. Box 2999
                             Hartford, CT 06104-2999
                   (Address of Depositor's Principal Offices)

                                 (860) 843-6733
               (Depositor's Telephone Number, Including Area Code)

                               MARIANNE O'DOHERTY
                                  HARTFORD LIFE
                                  P.O. BOX 2999
                             HARTFORD, CT 06104-2999
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall because effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                             PURSUANT TO RULE 495(a)

             N-4 Item No.                                             Prospectus Heading
---------------------------------------                       ---------------------------------
 1.    Cover Page                                             Cover Page

 2.    Definitions                                            Glossary of Special Terms

 3.    Synopsis or Highlights                                 Summary

 4.    Condensed Financial Information                        Statement of Additional Information

 5.    General Description of Registrant,                     The Contract; The Separate
       Depositor, and Portfolio Companies                     Account; The Fixed Account; Hartford
                                                              Life Insurance Company; The Funds;
                                                              General Matters

 6.    Deductions                                             Charges Under the Contract

 7.    General Description of                                 Operation of the Contract Accumulation
       Annuity Contracts                                      Period; Death Benefit; The Contract;
                                                              The Separate Account; General Matters

 8.    Annuity Period                                         Annuity Benefits

 9.    Death Benefit                                          Death Benefit

10.    Purchases and Contract Value                           Operation of the Contract/
                                                              Accumulation Period

11.    Redemptions                                            Operation of the Contract/
                                                              Accumulation Period

12.    Taxes                                                  Federal Tax Considerations

13.    Legal Proceedings                                      General Matters - Legal Proceedings

14.    Table of Contents of the Statement                     Table of Contents to Statement of
       of Additional Information                              Additional Information

15.    Cover Page                                             Part B; Statement of Additional Information

16.    Table of Contents                                      Table of Contents

17.    General Information and History                        None


18.    Services                                               None

19.    Purchase of Securities                                 Distribution of Contracts
       being Offered

20.    Underwriters                                           Distribution of Contracts

21.    Calculation of Performance Data                        Calculation of Yield and Return

22.    Annuity Payments                                       None

23.    Financial Statements                                   Financial Statements

24.    Financial Statements and                               Financial Statements and
       Exhibits                                               Exhibits

25.    Directors and Officers of the                          Directors and Officers of the
       Depositor                                              Depositor

26.    Persons Controlled by or Under                         Persons Controlled by or Under
       Common Control with the Depositor                      Common Control with the Depositor
       or Registrant                                          or Registrant

27.    Number of Contract Owners                              Number of Contract Owners

28.    Indemnification                                        Indemnification

29.    Principal Underwriters                                 Principal Underwriters

30.    Location of Accounts and Records                       Location of Accounts and Records

31.    Management Services                                    Management Services

32.    Undertakings                                           Undertakings

                                     Part A

PUTNAM HARTFORD CAPITAL MANAGER,
PUTNAM HARTFORD CAPITAL ACCESS, AND
PUTNAM HARTFORD CAPITAL MANAGER EDGE
HARTFORD LIFE INSURANCE COMPANY
PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT
P.O. BOX 5085
HARTFORD, CONNECTICUT 06102-5085
TELEPHONE: 1-800-521-0538                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This prospectus describes three separate variable annuity contracts:

- Putnam Hartford Capital Manager,

- Putnam Hartford Capital Access, and

- Putnam Hartford Capital Manager Edge.

This prospectus contains information you should know before you purchase one of these variable annuities. Please read it carefully.

Putnam Hartford Capital Manager variable annuity, Putnam Hartford Capital Access variable annuity, and Putnam Hartford Capital Manager Edge variable annuity are each contracts between you and Hartford Life Insurance Company where you agree to make at least one Premium Payment to us and we agree to make a series of Annuity Payouts at a later date. These variable annuity contracts are flexible premium, tax-deferred, variable annuities offered to both individuals and groups. They are:

x  Flexible, because you may add Premium Payments at any time.

x Tax-deferred, which means you don't pay taxes until you take money out or until we start to make Annuity Payouts.

x Variable, because the value of your Annuity will fluctuate with the performance of the underlying funds.
--------------------------------------------------------------------------------

When you purchase one of these variable annuity contracts, you allocate your Premium Payment to Sub-Accounts. These are subdivisions of our Separate Account, an account that keeps your Contract assets separate from our company assets. The Sub-Accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund. They may have similar investment strategies and the same portfolio managers as retail mutual funds. These variable annuity contracts offer you Funds with investment strategies ranging from conservative to aggressive and you may pick those Funds that meet your investment goals and risk tolerance. If you select Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge, you allocate your assets to Class IA shares of the underlying Funds. If you select Putnam Hartford Capital Access, you allocate your assets to Class IB shares of the underlying Funds. The differences between Class IA and Class IB shares are described in more detail in the Funds' prospectuses. The Sub-Accounts and the Funds are listed below:

- PUTNAM AMERICAN GOVERNMENT INCOME SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT American Government Income Fund of Putnam Variable Trust

- PUTNAM ASIA PACIFIC GROWTH SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Asia Pacific Growth Fund of Putnam Variable Trust

- PUTNAM DIVERSIFIED INCOME SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Diversified Income Fund of Putnam Variable Trust

- PUTNAM THE GEORGE PUTNAM FUND OF BOSTON SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT The George Putnam Fund of Boston of Putnam Variable Trust

- PUTNAM GLOBAL ASSET ALLOCATION SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Global Asset Allocation Fund of Putnam Variable Trust

- PUTNAM GLOBAL GROWTH SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Global Growth Fund of Putnam Variable Trust

- PUTNAM GROWTH AND INCOME SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Growth and Income Fund of Putnam Variable Trust

- PUTNAM GROWTH OPPORTUNITIES SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Growth Opportunities Fund of Putnam Variable Trust

- PUTNAM HEALTH SCIENCES SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Health Sciences Fund of Putnam Variable Trust

- PUTNAM HIGH YIELD SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT High Yield Fund of Putnam Variable Trust

- PUTNAM INCOME SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Income Fund of Putnam Variable Trust

- PUTNAM INTERNATIONAL GROWTH SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT International Growth Fund of Putnam Variable Trust

- PUTNAM INTERNATIONAL GROWTH AND INCOME SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT International Growth and Income Fund of Putnam Variable Trust

- PUTNAM INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT International New Opportunities Fund of Putnam Variable Trust

- PUTNAM INVESTORS SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Investors Fund of Putnam Variable Trust

- PUTNAM MONEY MARKET SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Money Market Fund of Putnam Variable Trust

- PUTNAM NEW OPPORTUNITIES SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT New Opportunities Fund of Putnam Variable Trust

- PUTNAM NEW VALUE SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT New Value Fund of Putnam Variable Trust

- PUTNAM OTC & EMERGING GROWTH SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT OTC & Emerging Growth Fund of Putnam Variable Trust

- PUTNAM RESEARCH SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Research Fund of Putnam Variable Trust

- PUTNAM SMALL CAP VALUE SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Small Cap Value Fund of Putnam Variable Trust

- PUTNAM UTILITIES GROWTH AND INCOME SUB-ACCOUNT which purchases either
  Class IA or Class IB shares of Putnam VT Utilities Growth and Income Fund of Putnam Variable Trust

- PUTNAM VISTA SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Vista Fund of Putnam Variable Trust

- PUTNAM VOYAGER SUB-ACCOUNT which purchases either Class IA or Class IB shares of Putnam VT Voyager Fund of Putnam Variable Trust

If you choose Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge, you may also allocate some or all of your Premium Payment to the Fixed Accumulation Feature, which pays an interest rate guaranteed for a certain time period from the time the Premium Payment is made. Premium Payments allocated to the Fixed Accumulation Feature are not segregated from our company assets like the assets of the Separate Account.

If you decide to buy one of these variable annuity contracts, you should keep this prospectus for your records. You can also call us at 1-800-521-0538 to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about these annuities and, like this prospectus, is filed with the Securities and Exchange Commission (SEC). We have included the Table of Contents for the Statement of Additional Information at the end of this prospectus.

Although we file the prospectus and the Statement of Additional Information with the SEC, the SEC doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense. This prospectus and the Statement of Additional Information can also be obtained from the SEC's website (HTTP://WWW.SEC.GOV).

These Contracts ARE NOT:

 -  A bank deposit or obligation

 -  Federally insured

 -  Endorsed by any bank or governmental agency

These Contracts may not be available for sale in all states.
--------------------------------------------------------------------------------
PROSPECTUS DATED: ____________
STATEMENT OF ADDITIONAL INFORMATION DATED: _______________

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                PAGE
----------------------------------------------------------------------
DEFINITIONS                                                       4
----------------------------------------------------------------------
FEE TABLE                                                         6
----------------------------------------------------------------------
HIGHLIGHTS                                                       17
----------------------------------------------------------------------
GENERAL CONTRACT INFORMATION                                     20
----------------------------------------------------------------------
  Hartford Life Insurance Company                                20
----------------------------------------------------------------------
  The Separate Account                                           20
----------------------------------------------------------------------
  The Funds                                                      20
----------------------------------------------------------------------
PERFORMANCE RELATED INFORMATION                                  22
----------------------------------------------------------------------
THE FIXED ACCUMULATION FEATURE                                   22
----------------------------------------------------------------------
THE CONTRACTS                                                    23
----------------------------------------------------------------------
  Purchases and Contract Value                                   23
----------------------------------------------------------------------
  Charges and Fees                                               25
----------------------------------------------------------------------
  Sales Charge                                                   27
----------------------------------------------------------------------
  Death Benefit                                                  28
----------------------------------------------------------------------
  Surrenders                                                     30
----------------------------------------------------------------------
ANNUITY PAYOUTS                                                  31
----------------------------------------------------------------------
OTHER PROGRAMS AVAILABLE                                         34
----------------------------------------------------------------------
OTHER INFORMATION                                                34
----------------------------------------------------------------------
  Legal Matters and Experts                                      35
----------------------------------------------------------------------
  More Information                                               35
----------------------------------------------------------------------
FEDERAL TAX CONSIDERATIONS                                       35
----------------------------------------------------------------------
  A. General                                                     35
----------------------------------------------------------------------
  B. Taxation of Hartford and the Separate Account               35
----------------------------------------------------------------------
  C. Taxation of Annuities -- General Provisions Affecting
     Purchases Other Than Qualified Retirement Plans             35
----------------------------------------------------------------------
  D. Federal Income Tax Withholding                              38
----------------------------------------------------------------------
  E. General Provisions Affecting Qualified Retirement Plans     38
----------------------------------------------------------------------
  F. Annuity Purchases By Nonresident Aliens and Foreign
     Corporations                                                38
----------------------------------------------------------------------
  G. Generation-Skipping Transfers                               39
----------------------------------------------------------------------
TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION         40
----------------------------------------------------------------------
APPENDIX I -- INFORMATION REGARDING TAX-QUALIFIED RETIREMENT
  PLANS                                                          41
----------------------------------------------------------------------
APPENDIX II -- OPTIONAL DEATH BENEFITS -- EXAMPLES               44
----------------------------------------------------------------------
APPENDIX III -- ACCUMULATION UNIT VALUES                         45
----------------------------------------------------------------------

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

DEFINITIONS

These terms are capitalized when used throughout this prospectus. Please refer to these defined terms if you have any questions as you read your prospectus.

ACCOUNT: Any of the Sub-Accounts or, if available, the Fixed Accumulation
Feature.

ACCUMULATION UNITS: If you allocate your Premium Payment to any of the Sub-Accounts, we will convert those payments into Accumulation Units in the selected Sub-Accounts. Accumulation Units are valued at the end of each Valuation Day and are used to calculate the value of your Contract prior to Annuitization.

ACCUMULATION UNIT VALUE: The daily price of Accumulation Units on any Valuation Day.

ADMINISTRATIVE OFFICE OF THE COMPANY: Our location and overnight mailing address is: 200 Hopmeadow Street, Simsbury, Connecticut 06089. Our standard mailing address is: Investment Product Services, P.O. Box 5085, Hartford, Connecticut 06102-5085.

ANNIVERSARY VALUE: The value equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any Premium Payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary.

ANNUAL MAINTENANCE FEE: An annual $30 charge deducted on a Contract Anniversary or upon full Surrender if the Contract Value at either of those times is less than $50,000. The charge is deducted proportionately from each Account in which you are invested.

ANNUAL WITHDRAWAL AMOUNT: If you select Putnam Hartford Capital Manager, this is the amount you can Surrender each Contract Year without paying a Contingent Deferred Sales Charge. This amount is non-cumulative, meaning that it cannot be carried over from one year to the next.

ANNUITANT: The person on whose life the Contract is based. The Annuitant may not be changed after your Contract is issued.

ANNUITY CALCULATION DATE: The date we calculate the first Annuity Payout.

ANNUITY PAYOUT: The money we pay out after the Annuity Commencement Date for the duration and frequency you select.

ANNUITY PAYOUT OPTION: Any of the options available for payout after the Annuity Commencement Date or death of the Contract Owner or Annuitant.

ANNUITY UNIT: The unit of measure we use to calculate the value of your Annuity Payouts under a variable dollar amount Annuity Payout Option.

ANNUITY UNIT VALUE: The daily price of Annuity Units on any Valuation Day.

BENEFICIARY: The person entitled to receive a Death Benefit upon the death of the Contract Owner or Annuitant.

CHARITABLE REMAINDER TRUST: An irrevocable trust, where an individual donor makes a gift to the trust, and in return receives an income tax deduction. In addition, the individual donor has the right to receive a percentage of the trust earnings for a specified period of time.

CODE: The Internal Revenue Code of 1986, as amended.

COMMUTED VALUE: The present value of any remaining guaranteed Annuity Payouts. This amount is calculated using the Assumed Investment Return for variable dollar amount Annuity Payouts or the underlying rate of return for fixed dollar amount Annuity Payouts.

CONTINGENT ANNUITANT: The person you may designate to become the Annuitant if the original Annuitant dies before the Annuity Commencement Date. You must name a Contingent Annuitant before the original Annuitant's death.

CONTINGENT DEFERRED SALES CHARGE: The sales charge that may apply when you make a full or partial Surrender if you have selected Putnam Hartford Capital Manager.

CONTRACT: The individual Annuity Contract that you have purchased and any endorsements or riders. Group participants and some individuals will receive a certificate rather than a Contract.

CONTRACTS: All of the variable annuity contracts and any endorsements or riders described in this prospectus.

CONTRACT ANNIVERSARY: The anniversary of the date we issued your Contract. If the Contract Anniversary falls on a Non-Valuation Day, then the Contract Anniversary will be the next Valuation Day.

CONTRACT VALUE: The total value of the Accounts on any Valuation Day.

CONTRACT YEAR: Any 12 month period between Contract Anniversaries, beginning with the date the Contract was issued.

DEATH BENEFIT: The amount payable after the Contract Owner or the Annuitant dies.

DOLLAR COST AVERAGING: A program that allows you to systematically make transfers between Accounts available in your Contract.

FIXED ACCUMULATION FEATURE: This is part of our General Account. You may allocate all or a portion of your Contract Value to the Fixed Accumulation Feature if you select Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge. In your Contract, the Fixed Accumulation Feature is defined as the Fixed Account.

GENERAL ACCOUNT: The General Account includes our company assets and, if you select Putnam Hartford Capital Manager, any money you have invested in the Fixed Accumulation Feature.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

HARTFORD, WE OR OUR: Hartford Life Insurance Company. Only Hartford is a capitalized term in this prospectus.

JOINT ANNUITANT: The person on whose life Annuity Payouts are based if the Annuitant dies after Annuitization. You may name a Joint Annuitant only if your Annuity Payout Option provides for a survivor. The Joint Annuitant may not be changed.

MAXIMUM ANNIVERSARY VALUE: This is the highest Anniversary Value prior to the deceased's 81st birthday or the date of death, if earlier.

NET INVESTMENT FACTOR: This is used to measure the investment performance of a Sub-Account from one Valuation Day to the next, and is also used to calculate your Annuity Payout amount.

NON-VALUATION DAY: Any day the New York Stock Exchange is not open for trading.

PAYEE: The person or party you designate to receive Annuity Payouts.

PREMIUM PAYMENT: Money sent to us to be invested in your Contract.

PREMIUM TAX: A tax charged by a state or municipality on Premium Payments.

PUTNAM HARTFORD CAPITAL ACCESS -- With this variable annuity contract, you don't pay a sales charge when you purchase your Contract and you won't have to pay a Contingent Deferred Sales Charge if you partially or fully Surrender your Contract. However, this variable annuity contract has a higher mortality and expense risk charge for the first seven years of the Contract. This variable annuity contract does not offer a Fixed Accumulation Feature and some of the other features like the Dollar Cost Averaging Plus program.

PUTNAM HARTFORD CAPITAL MANAGER -- With this variable annuity contract, you don't pay a sales charge when you purchase your Contract. We may charge you a Contingent Deferred Sales Charge when you partially or fully Surrender your Contract. The Contingent Deferred Sales Charge is a percentage of the amount Surrendered and depends on the length of time the Premium Payment has been in your Contract. Each Premium Payment you make has a separate Contingent Deferred Sales Charge schedule.

PUTNAM HARTFORD CAPITAL MANAGER EDGE -- With this variable annuity contract, you pay a sales charge when you purchase your Contract. The sales charge is a percentage of Premium Payments and depends on the amount of your cumulative Premium Payments. There is no Contingent Deferred Sales Charge when you partially or fully Surrender your Contract.

REQUIRED MINIMUM DISTRIBUTION: A federal requirement that individuals age 70 1/2 and older must take a distribution from their tax-qualified retirement account by December 31, each year. For employer sponsored Qualified Contracts, the individual must begin taking distributions at the age of 70 1/2 or upon retirement, whichever comes later.

SUB-ACCOUNT VALUE: The value on or before the Annuity Calculation Date, which is determined on any day by multiplying the number of Accumulation Units by the Accumulation Unit Value for that Sub-Account.

SURRENDER: A complete or partial withdrawal from your Contract.

SURRENDER VALUE: The amount we pay you if you terminate your Contract before the Annuity Commencement Date. The Surrender Value is equal to the Contract Value minus any applicable charges.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. Values of the Separate Account are determined as of the close of the New York Stock Exchange, generally 4:00 p.m. Eastern Time.

VALUATION PERIOD: The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                   FEE TABLE

The fees and expenses you pay are determined by which Contract you select. These fees and expenses are described in the tables below for each Contract described in this prospectus.

                 IF YOU SELECT PUTNAM HARTFORD CAPITAL MANAGER:

CONTRACT OWNER TRANSACTION EXPENSES
  Sales Charge Imposed on Purchases (as a percentage of
   Premium Payments)                                            None
---------------------------------------------------------------------
  Contingent Deferred Sales Charge (as a percentage of
   Premium Payments) (1)
    First Year (2)                                                 7%
---------------------------------------------------------------------
    Second Year                                                    6%
---------------------------------------------------------------------
    Third Year                                                     6%
---------------------------------------------------------------------
    Fourth Year                                                    5%
---------------------------------------------------------------------
    Fifth Year                                                     4%
---------------------------------------------------------------------
    Sixth Year                                                     3%
---------------------------------------------------------------------
    Seventh Year                                                   2%
---------------------------------------------------------------------
    Eighth Year                                                    0%
---------------------------------------------------------------------
ANNUAL MAINTENANCE FEE (3)                                       $30
---------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily Sub-Account Value)
    Mortality and Expense Risk Charge                           1.25%
---------------------------------------------------------------------
    Administrative Charge                                       0.15%
---------------------------------------------------------------------
    Total Separate Account Annual Expenses                      1.40%
---------------------------------------------------------------------
OPTIONAL CHARGES (as a percentage of average daily
  Sub-Account Value)
    Optional Death Benefit Charge                               0.15%
---------------------------------------------------------------------
    Total Separate Account Annual Expenses with the Optional
     Death Benefit Charge                                       1.55%
---------------------------------------------------------------------

(1) Each Premium Payment has its own Contingent Deferred Sales Charge schedule. See "Charges and Fees -- The Contingent Deferred Sales Charge." The Contingent Deferred Sales Charge is not assessed on partial Surrenders which do not exceed the Annual Withdrawal Amount.

(2) Length of time from each Premium Payment.

(3) An annual $30 charge deducted on a Contract Anniversary or upon Surrender if the Contract Value at either of those times is less than $50,000. It is deducted proportionately from the Accounts in which you are invested at the time of the charge.

The purpose of the Fee Table and Examples is to assist you in understanding various costs and expenses that you will pay directly or indirectly. The Fee Table and Examples reflect expenses of the Separate Account and underlying Funds. We will deduct any Premium Taxes that apply.

The Examples should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown. The Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account. We do this by approximating an "average" 0.06% annual charge.

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------

                 IF YOU SELECT PUTNAM HARTFORD CAPITAL ACCESS:

                                                              CONTRACT    CONTRACT
                                                              YEARS 1-7   YEARS 8+
----------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES
----------------------------------------------------------------------------------
  Sales Charge Imposed on Purchases (as a percentage of
   Premium Payments)                                             None       None
----------------------------------------------------------------------------------
  Contingent Deferred Sales Charge (as a percentage of
   Premium Payments)                                             None       None
----------------------------------------------------------------------------------
ANNUAL MAINTENANCE FEE (1)                                     $   30     $   30
----------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily Sub-Account Value)
    Mortality and Expense Risk Charge                            1.50%      1.25%
----------------------------------------------------------------------------------
    Total Separate Account Annual Expenses                       1.50%      1.25%
----------------------------------------------------------------------------------
OPTIONAL CHARGES (as a percentage of average daily
  Sub-Account Value)
    Optional Death Benefit Charge                                0.15%      0.15%
----------------------------------------------------------------------------------
    Total Separate Account Annual Expenses with the Optional
     Death Benefit Charge                                        1.65%      1.40%
----------------------------------------------------------------------------------

(1) An annual $30 charge deducted on a Contract Anniversary or upon Surrender if the Contract Value at either of those times is less than $50,000. It is deducted proportionately from the Accounts in which you are invested at the time of the charge.

The purpose of the Fee Table and Examples is to assist you in understanding various costs and expenses that you will pay directly or indirectly. The Fee Table and Examples reflect expenses of the Separate Account and underlying Funds. We will deduct any Premium Taxes that apply.

The Examples should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown. The Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account. We do this by approximating an "average" 0.06% annual charge.

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

              IF YOU SELECT PUTNAM HARTFORD CAPITAL MANAGER EDGE:

 CONTRACT OWNER TRANSACTION EXPENSES
   Maximum Sales Charge Imposed on Purchases (as a percentage of
    Premium Payments):                                                5.5%
 -------------------------------------------------------------------------
   Range of Sales Charges Imposed on Purchases (as a percentage of
    Premium Payments):

                                                                     SALES
      CUMULATIVE PREMIUM PAYMENT                                     CHARGE
 -------------------------------------------------------------------------
     Up to $49,999.99                                                 5.5%
 -------------------------------------------------------------------------
     $50,000 to $99,999.99                                            4.5%
 -------------------------------------------------------------------------
     $100,000 to $249,999.99                                          3.5%
 -------------------------------------------------------------------------
     $250,000 to $499,999.99                                          2.5%
 -------------------------------------------------------------------------
     $500,000 to $999,999.99                                          2.0%
 -------------------------------------------------------------------------
     $1,000,000 and over                                              1.0%
 -------------------------------------------------------------------------
 ANNUAL MAINTENANCE FEE (1)                                           $30
 -------------------------------------------------------------------------
 SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily
   Sub-Account Value)
     Mortality and Expense Risk Charge                               0.80%
 -------------------------------------------------------------------------
     Administrative Charge                                           0.15%
 -------------------------------------------------------------------------
     Total Separate Account Annual Expenses                          0.95%
 -------------------------------------------------------------------------
 OPTIONAL CHARGES (as a percentage of average daily Sub-Account
   Value)
     Optional Death Benefit Charge                                   0.15%
 -------------------------------------------------------------------------
     Total Separate Account Annual Expenses with the Optional Death
      Benefit Charge                                                 1.10%
 -------------------------------------------------------------------------

(1) An annual $30 charge deducted on a Contract Anniversary or upon Surrender if the Contract Value at either of those times is less than $50,000. It is deducted proportionately from the Accounts in which you are invested at the time of the charge.

The purpose of the Fee Table and Examples is to assist you in understanding various costs and expenses that you will pay directly or indirectly. The Fee Table and Examples reflect expenses of the Separate Account and underlying Funds. We will deduct any Premium Taxes that apply.

The Examples should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown. The Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account. We do this by approximating an "average" 0.06% annual charge.

HARTFORD LIFE INSURANCE COMPANY                                                9
--------------------------------------------------------------------------------

The next table describes fees and expenses charged by the underlying Funds for the Contracts. Theses fees and charges will be determined by whether the Contract you select offers Class IA or Class IB shares of the Funds. Putnam Hartford Capital Manager offers Class IA shares, and Putnam Hartford Capital Access offers Class IB shares.

                         Annual Fund Operating Expenses
                           As of the Fund's Year End
                    (As a percentage of average net assets)

                                                                              TOTAL ANNUAL                   TOTAL ANNUAL
                                                                             FUND OPERATING                 FUND OPERATING
                                                                              EXPENSES FOR                   EXPENSES FOR
                                                    MANAGEMENT    OTHER     CLASS IA SHARES      12B-1     CLASS IB SHARES
                                                       FEES      EXPENSES   OF THE FUND (1)    FEES (2)    OF THE FUND (3)
---------------------------------------------------------------------------------------------------------------------------
Putnam VT American Government Income Fund (4)(5)      0.41%        0.49%          0.90%          0.15%            1.05%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Asia Pacific Growth Fund                    0.80%        0.33%          1.13%          0.15%            1.28%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund                     0.68%        0.10%          0.78%          0.15%            0.93%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston            0.65%        0.18%          0.83%          0.15%            0.98%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation Fund                0.65%        0.12%          0.77%          0.15%            0.92%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Global Growth Fund                          0.61%        0.12%          0.73%          0.15%            0.88%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund                      0.46%        0.04%          0.50%          0.15%            0.65%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth Opportunities Fund (4)               0.70%        0.20%          0.90%          0.15%            1.05%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund                        0.70%        0.13%          0.83%          0.15%            0.98%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT High Yield Fund                             0.65%        0.07%          0.72%          0.15%            0.87%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Income Fund                                 0.60%        0.07%          0.67%          0.15%            0.82%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund                   0.80%        0.22%          1.02%          0.15%            1.17%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund        0.80%        0.18%          0.98%          0.15%            1.13%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund        1.00%        0.33%          1.33%          0.15%            1.48%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Investors Fund                              0.63%        0.08%          0.71%          0.15%            0.86%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Money Market Fund                           0.41%        0.08%          0.49%          0.15%            0.64%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT New Opportunities Fund                      0.54%        0.05%          0.59%          0.15%            0.74%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT New Value Fund                              0.70%        0.10%          0.80%          0.15%            0.95%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund (5)              0.53%        0.37%          0.90%          0.15%            1.05%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Research Fund (5)                           0.54%        0.31%          0.85%          0.15%            1.00%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value Fund (6)                    0.53%        0.76%          1.29%          0.15%            1.44%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income Fund            0.65%        0.06%          0.71%          0.15%            0.86%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund                                  0.65%        0.10%          0.75%          0.15%            0.90%
---------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund                                0.53%        0.04%          0.57%          0.15%            0.72%
---------------------------------------------------------------------------------------------------------------------------

(1) Total Annual Fund Operating Expenses for Class IA shares of the Funds do not include 12b-1 Fees.

(2) Except as noted, expenses are based on the Fund's last fiscal year. Figures shown in the table include amounts paid through expense offset and brokerage service arrangements. See the Fund's prospectus for more information about 12b-1 fees payable under the Fund's distribution plan.

(3) Total Annual Fund Operating Expenses for Class IB shares of the Funds include 12b-1 Fees.

(4) Putnam VT American Government Income Fund and Putnam VT Growth Opportunities Fund commenced operations on January 31, 2000; therefore, the Management Fees, 12b-1 Fees, Other Expenses and Total Annual Fund Operating Expenses are based on estimates for the Funds' first full fiscal year.

10                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

(5) Total Annual Fund Operating Expenses for Putnam VT American Government Income Fund, Putnam VT OTC & Emerging Growth Fund and Putnam VT Research Fund reflect voluntary reductions and reimbursements through at least December 31, 2000. Absent voluntary reductions and reimbursements, Total Annual Fund Operating Expenses would have been as follows:

                                                                      TOTAL ANNUAL                    TOTAL ANNUAL
                                                                     FUND OPERATING                  FUND OPERATING
                                            MANAGEMENT    OTHER       EXPENSES FOR                    EXPENSES FOR
                                               FEE       EXPENSES   CLASS IA SHARES    12B-1 FEES   CLASS IB SHARES
--------------------------------------------------------------------------------------------------------------------
Putnam VT American Government Income Fund     0.65%        0.49%          1.14%           0.15%            1.29%
--------------------------------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund          0.70%        0.37%          1.07%           0.15%            1.22%
--------------------------------------------------------------------------------------------------------------------
Putnam VT Research Fund                       0.65%        0.31%          0.96%           0.15%            1.11%
--------------------------------------------------------------------------------------------------------------------

(6) Putnam VT Small Cap Value Fund commenced operations on April 30, 1999. Expenses for Putnam VT Small Cap Value Fund are estimates for the Fund's fiscal year ending December 31, 2000.

HARTFORD LIFE INSURANCE COMPANY                                               11
--------------------------------------------------------------------------------

The next set of tables shows examples to illustrate expenses you would pay on a $1,000 investment in a Contract. These expenses are determined by which Contract you select. Please see the applicable Example below for the Contract you select.

EXAMPLE

PUTNAM HARTFORD CAPITAL MANAGER without the Optional Death Benefit:

                 If you Surrender your Contract at the   If you annuitize your Contract at the   If you do not Surrender your
                 end of the applicable time period you   end of the applicable time period you   Contract, you would pay the
                 would pay the following expenses on     would pay the following expenses on     following expenses on a $1,000
                 a $1,000 investment, assuming a 5%      a $1,000 investment, assuming a 5%      investment, assuming a 5% annual
                 annual return on assets:                annual return on assets:                return on assets:
 SUB-ACCOUNT      1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS  1 YEAR  3 YEARS  5 YEARS  10 YEARS
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam American
   Government
   Income          $85      $130       N/A        N/A      $24       $74       N/A        N/A      $24     $74       N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Asia
   Pacific
   Growth          $87      $137      $178       $295      $26       $81      $138       $295      $27     $82      $139     $295
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Diversified
   Income          $84      $126      $161       $260      $22       $70      $120       $259      $23     $71      $121     $260
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam The
   George Putnam
   of Boston       $84      $128      $163       $265      $23       $72      $123       $264      $23     $72      $124     $265
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Asset
   Allocation      $84      $126      $160       $259      $22       $70      $120       $258      $23     $70      $121     $259
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Growth          $83      $125      $158       $254      $22       $69      $118       $254      $22     $69      $119     $254
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   and Income      $81      $118      $147       $230      $19       $61      $106       $229      $20     $62      $107     $230
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   Opportunities   $85      $130       N/A        N/A      $24       $74       N/A        N/A      $24     $74       N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Health
   Sciences        $84      $128      $163       $265      $23       $72      $123       $264      $23     $72      $124     $265
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam High
   Yield           $83      $125      $158       $253      $22       $68      $117       $253      $22     $69      $118     $253
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Income     $83      $123      $155       $248      $21       $67      $115       $247      $22     $67      $115     $248
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth          $86      $133      $173       $284      $25       $78      $133       $283      $25     $78      $134     $284
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth and
   Income          $86      $132      $171       $280      $24       $76      $131       $279      $25     $77      $131     $280
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   New
   Opportunities   $89      $143      $188       $315      $28       $87      $149       $314      $29     $88      $149     $315
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Investors       $83      $124      $157       $252      $22       $68      $117       $252      $22     $69      $118     $252
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Money
   Market          $81      $118      $146       $229      $19       $61      $105       $228      $20     $62      $106     $229
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Opportunities   $82      $121      $151       $240      $20       $64      $111       $239      $21     $65      $111     $240
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Value           $84      $127      $162       $262      $23       $71      $122       $261      $23     $71      $122     $262
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam OTC &
   Emerging
   Growth          $85      $130      $167       $273      $24       $74      $127       $272      $24     $75      $128     $273
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Research   $85      $128      $164       $267      $23       $72      $124       $266      $24     $73      $125     $267
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Small
   Cap Value       $89      $141      $186       $311      $28       $86      $147       $310      $28     $86      $147     $311
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Utilities
   Growth and
   Income          $83      $124      $157       $252      $22       $68      $117       $252      $22     $69      $118     $252
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Vista      $84      $126      $159       $257      $22       $69      $119       $256      $23     $70      $120     $257
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Voyager    $82      $120      $150       $238      $20       $64      $110       $237      $21     $64      $110     $238
 -----------------------------------------------------------------------------------------------------------------------------------

12                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

EXAMPLE

PUTNAM HARTFORD CAPITAL MANAGER with the Optional Death Benefit:

                 If you Surrender your Contract at the   If you annuitize your Contract at the   If you do not Surrender your
                 end of the applicable time period you   end of the applicable time period you   Contract, you would pay the
                 would pay the following expenses on     would pay the following expenses on     following expenses on a $1,000
                 a $1,000 investment, assuming a 5%      a $1,000 investment, assuming a 5%      investment, assuming a 5% annual
                 annual return on assets:                annual return on assets:                return on assets:
 SUB-ACCOUNT      1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS  1 YEAR  3 YEARS  5 YEARS  10 YEARS
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam American
   Government
   Income          $87      $134       N/A        N/A      $25       $78       N/A        N/A      $26     $79       N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Asia
   Pacific
   Growth          $89      $141      $185       $310      $27       $85      $146       $309      $28     $86      $147     $310
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Diversified
   Income          $85      $131      $168       $275      $24       $75      $128       $274      $24     $75      $129     $275
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam The
   George Putnam
   of Boston       $86      $132      $171       $280      $24       $76      $131       $279      $25     $77      $131     $280
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Asset
   Allocation      $85      $131      $168       $274      $24       $74      $128       $273      $24     $75      $128     $274
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Growth          $85      $129      $166       $270      $23       $73      $126       $269      $24     $74      $126     $270
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   and Income      $83      $123      $154       $246      $21       $66      $114       $245      $22     $67      $114     $246
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   Opportunities   $87      $134       N/A        N/A      $25       $78       N/A        N/A      $26     $79       N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Health
   Sciences        $86      $132      $171       $280      $24       $76      $131       $279      $25     $77      $131     $280
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam High
   Yield           $85      $129      $165       $269      $23       $73      $125       $268      $24     $74      $126     $269
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Income     $84      $128      $163       $264      $23       $71      $123       $263      $23     $72      $123     $264
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth          $88      $138      $180       $299      $26       $82      $140       $299      $27     $83      $141     $299
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth and
   Income          $87      $137      $178       $295      $26       $81      $138       $295      $27     $82      $139     $295
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   New
   Opportunities   $91      $147      $195       $330      $30       $92      $156       $329      $30     $92      $157     $330
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Investors       $85      $129      $165       $268      $23       $73      $125       $267      $24     $73      $125     $268
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Money
   Market          $82      $122      $154       $245      $21       $66      $113       $244      $22     $66      $114     $245
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Opportunities   $83      $125      $159       $255      $22       $69      $118       $255      $23     $70      $119     $255
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Value           $86      $131      $169       $277      $24       $75      $129       $276      $25     $76      $130     $277
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam OTC &
   Emerging
   Growth          $87      $135      $175       $288      $25       $79      $135       $288      $26     $79      $136     $288
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Research   $86      $133      $172       $282      $25       $77      $132       $281      $25     $78      $132     $282
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Small
   Cap Value       $91      $146      $193       $326      $29       $90      $154       $325      $30     $91      $155     $326
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Utilities
   Growth and
   Income          $85      $129      $165       $268      $23       $73      $125       $267      $24     $73      $125     $268
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Vista      $85      $130      $167       $272      $24       $74      $127       $271      $24     $74      $127     $272
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Voyager    $83      $125      $158       $253      $22       $68      $117       $253      $22     $69      $118     $253
 -----------------------------------------------------------------------------------------------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                               13
--------------------------------------------------------------------------------

EXAMPLE

PUTNAM HARTFORD CAPITAL ACCESS without the Optional Death Benefit:

                 If you Surrender your Contract at the   If you annuitize your Contract at the   If you do not Surrender your
                 end of the applicable time period you   end of the applicable time period you   Contract, you would pay the
                 would pay the following expenses on     would pay the following expenses on     following expenses on a $1,000
                 a $1,000 investment, assuming a 5%      a $1,000 investment, assuming a 5%      investment, assuming a 5% annual
                 annual return on assets:                annual return on assets:                return on assets:
 SUB-ACCOUNT      1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS  1 YEAR  3 YEARS  5 YEARS  10 YEARS
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam American
   Government
   Income          $27       $82       N/A        N/A      $26       $81       N/A        N/A      $27     $82       N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Asia
   Pacific
   Growth          $29       $89      $152       $311      $28       $89      $151       $310      $29     $89      $152     $311
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Diversified
   Income          $26       $78      $134       $276      $25       $78      $133       $275      $26     $78      $134     $276
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam The
   George Putnam
   of Boston       $26       $80      $137       $281      $25       $79      $136       $280      $26     $80      $137     $281
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Asset
   Allocation      $25       $78      $134       $275      $25       $78      $133       $274      $25     $78      $134     $275
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Growth          $25       $77      $131       $271      $24       $76      $131       $270      $25     $77      $131     $271
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   and Income      $23       $70      $120       $247      $22       $69      $119       $246      $23     $70      $120     $247
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   Opportunities   $27       $82       N/A        N/A      $26       $81       N/A        N/A      $27     $82       N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Health
   Sciences        $26       $80      $137       $281      $25       $79      $136       $280      $26     $80      $137     $281
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam High
   Yield           $25       $77      $131       $270      $24       $76      $130       $269      $25     $77      $131     $270
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Income     $24       $75      $128       $265      $24       $74      $128       $264      $24     $75      $128     $265
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth          $28       $86      $146       $300      $27       $85      $146       $300      $28     $86      $146     $300
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth and
   Income          $27       $84      $143       $263      $27       $83      $142       $262      $27     $84      $143     $263
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   New
   Opportunities   $31       $95      $162       $331      $31       $95      $161       $330      $31     $95      $162     $331
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Investors       $25       $76      $130       $269      $24       $76      $130       $268      $25     $76      $130     $269
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Money
   Market          $23       $70      $119       $246      $22       $69      $118       $245      $23     $70      $119     $246
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Opportunities   $24       $73      $124       $257      $23       $72      $124       $256      $24     $73      $124     $257
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Value           $26       $79      $135       $278      $25       $78      $134       $277      $26     $79      $135     $278
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam OTC &
   Emerging
   Growth          $27       $82      $140       $288      $26       $81      $139       $288      $27     $82      $140     $288
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Research   $26       $81      $138       $283      $26       $80      $137       $282      $26     $81      $138     $283
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Small
   Cap Value       $31       $94      $160       $327      $30       $93      $159       $326      $31     $94      $160     $327
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Utilities
   Growth and
   Income          $25       $76      $130       $269      $24       $76      $130       $268      $25     $76      $130     $269
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Vista      $25       $78      $132       $273      $25       $77      $132       $272      $25     $78      $132     $273
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Voyager    $23       $72      $123       $254      $23       $71      $123       $254      $23     $72      $123     $254
 -----------------------------------------------------------------------------------------------------------------------------------

14                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

EXAMPLE

PUTNAM HARTFORD CAPITAL ACCESS with the Optional Death Benefit:

                 If you Surrender your Contract at the   If you annuitize your Contract at the   If you do not Surrender your
                 end of the applicable time period you   end of the applicable time period you   Contract, you would pay the
                 would pay the following expenses on     would pay the following expenses on     following expenses on a $1,000
                 a $1,000 investment, assuming a 5%      a $1,000 investment, assuming a 5%      investment, assuming a 5% annual
                 annual return on assets:                annual return on assets:                return on assets:
 SUB-ACCOUNT      1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS  1 YEAR  3 YEARS  5 YEARS  10 YEARS
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam American
   Government
   Income          $28       $87       N/A        N/A      $28       $86       N/A        N/A      $28     $ 87      N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Asia
   Pacific
   Growth          $31       $94      $159       $326      $30       $93      $159       $325      $31     $ 94     $159     $326
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Diversified
   Income          $27       $83      $142       $291      $26       $82      $141       $291      $27     $ 83     $142     $291
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam The
   George Putnam
   of Boston       $28       $85      $144       $296      $27       $84      $144       $296      $28     $ 85     $144     $296
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Asset
   Allocation      $27       $83      $141       $290      $26       $82      $140       $290      $27     $ 83     $141     $290
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Growth          $27       $82      $139       $286      $26       $81      $138       $286      $27     $ 82     $139     $286
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   and Income      $24       $74      $127       $263      $24       $74      $127       $262      $24     $ 74     $127     $263
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   Opportunities   $28       $87       N/A        N/A      $28       $86       N/A        N/A      $28     $ 87      N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Health
   Sciences        $28       $85      $144       $296      $27       $84      $144       $296      $28     $ 85     $144     $296
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam High
   Yield           $26       $81      $139       $285      $26       $81      $138       $285      $26     $ 81     $139     $285
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Income     $26       $80      $136       $280      $25       $79      $135       $279      $26     $ 80     $136     $280
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth          $30       $90      $154       $315      $29       $90      $153       $314      $30     $ 90     $154     $315
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth and
   Income          $29       $88      $150       $278      $28       $88      $150       $277      $29     $ 88     $150     $278
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   New
   Opportunities   $33       $100     $169       $345      $32       $99      $169       $344      $33     $100     $169     $345
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Investors       $26       $81      $138       $284      $26       $80      $137       $283      $26     $ 81     $138     $284
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Money
   Market          $24       $74      $127       $262      $23       $74      $126       $261      $24     $ 74     $127     $262
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Opportunities   $25       $77      $132       $272      $24       $77      $131       $271      $25     $ 77     $132     $272
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Value           $27       $84      $143       $293      $27       $83      $142       $293      $27     $ 84     $143     $293
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam OTC &
   Emerging
   Growth          $28       $87      $148       $303      $28       $86      $147       $303      $28     $ 87     $148     $303
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Research   $28       $85      $145       $298      $27       $85      $145       $298      $28     $ 85     $145     $298
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Small
   Cap Value       $32       $99      $167       $341      $32       $98      $167       $341      $32     $ 99     $167     $341
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Utilities
   Growth and
   Income          $26       $81      $138       $284      $26       $80      $137       $283      $26     $ 81     $138     $284
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Vista      $27       $82      $140       $288      $26       $81      $139       $288      $27     $ 82     $140     $288
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Voyager    $25       $77      $131       $270      $24       $76      $130       $269      $25     $ 77     $131     $270
 -----------------------------------------------------------------------------------------------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------

EXAMPLE

PUTNAM CAPITAL MANAGER EDGE without the Option Death Benefit:

                 If you Surrender your Contract at the   If you annuitize your Contract at the   If you do not Surrender your
                 end of the applicable time period you   end of the applicable time period you   Contract, you would pay the
                 would pay the following expenses on     would pay the following expenses on     following expenses on a $1,000
                 a $1,000 investment, assuming a 5%      a $1,000 investment, assuming a 5%      investment, assuming a 5% annual
                 annual return on assets:                annual return on assets:                return on assets:
 SUB-ACCOUNT      1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS  1 YEAR  3 YEARS  5 YEARS  10 YEARS
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam American
   Government
   Income          $74      $112       N/A        N/A      $73      $112       N/A        N/A      $74     $112      N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Asia
   Pacific
   Growth          $76      $119      $165       $291      $75      $118      $164       $290      $76     $119     $165     $291
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Diversified
   Income          $72      $109      $147       $255      $72      $108      $147       $255      $72     $109     $147     $255
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam The
   George Putnam
   of Boston       $73      $110      $150       $260      $72      $110      $149       $260      $73     $110     $150     $260
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Asset
   Allocation      $72      $108      $147       $254      $72      $108      $146       $253      $72     $108     $147     $254
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Growth          $72      $107      $145       $250      $71      $107      $144       $250      $72     $107     $145     $250
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   and Income      $70      $100      $133       $226      $69      $100      $133       $225      $70     $100     $133     $226
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   Opportunities   $74      $112       N/A        N/A      $73      $112       N/A        N/A      $74     $112      N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Health
   Sciences        $73      $110      $150       $260      $72      $110      $149       $260      $73     $110     $150     $260
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam High
   Yield           $72      $107      $144       $249      $71      $106      $144       $248      $72     $107     $144     $249
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Income     $71      $105      $142       $244      $71      $105      $141       $243      $71     $105     $142     $244
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth          $75      $116      $159       $280      $74      $115      $159       $279      $75     $116     $159     $280
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth and
   Income          $74      $115      $157       $276      $74      $114      $157       $275      $74     $115     $157     $276
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   New
   Opportunities   $78      $125      $174       $310      $77      $124      $174       $309      $78     $125     $174     $310
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Investors       $72      $107      $144       $248      $71      $106      $143       $247      $72     $107     $144     $248
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Money
   Market          $70      $100      $133       $225      $69      $ 99      $132       $224      $70     $100     $133     $225
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Opportunities   $70      $103      $138       $236      $70      $102      $137       $235      $70     $103     $138     $236
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Value           $73      $109      $148       $257      $72      $109      $148       $257      $73     $109     $148     $257
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam OTC &
   Emerging
   Growth          $74      $112      $153       $268      $73      $112      $153       $267      $74     $112     $153     $268
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Research   $73      $111      $151       $262      $72      $110      $150       $262      $73     $111     $151     $262
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Small
   Cap Value       $77      $124      $172       $306      $77      $123      $172       $305      $77     $124     $172     $306
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Utilities
   Growth and
   Income          $72      $107      $144       $248      $71      $106      $143       $247      $72     $107     $144     $248
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Vista      $72      $108      $146       $252      $71      $107      $145       $251      $72     $108     $146     $252
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Voyager    $70      $102      $137       $234      $70      $102      $136       $233      $70     $102     $137     $234
 -----------------------------------------------------------------------------------------------------------------------------------

16                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

EXAMPLE

PUTNAM HARTFORD CAPITAL MANAGER EDGE with the Option Death Benefit:

                 If you Surrender your Contract at the   If you annuitize your Contract at the   If you do not Surrender your
                 end of the applicable time period you   end of the applicable time period you   Contract, you would pay the
                 would pay the following expenses on     would pay the following expenses on     following expenses on a $1,000
                 a $1,000 investment, assuming a 5%      a $1,000 investment, assuming a 5%      investment, assuming a 5% annual
                 annual return on assets:                annual return on assets:                return on assets:
 SUB-ACCOUNT      1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS  1 YEAR  3 YEARS  5 YEARS  10 YEARS
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam American
   Government
   Income          $75      $117       N/A        N/A      $74      $116       N/A        N/A      $75     $117      N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Asia
   Pacific
   Growth          $77      $123      $172       $305      $77      $123      $171       $305      $77     $123     $172     $305
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Diversified
   Income          $74      $113      $155       $271      $73      $112      $154       $270      $74     $113     $155     $271
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam The
   George Putnam
   of Boston       $74      $115      $157       $276      $74      $114      $157       $275      $74     $115     $157     $276
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Asset
   Allocation      $74      $113      $154       $270      $73      $112      $154       $269      $74     $113     $154     $270
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Global
   Growth          $73      $112      $152       $266      $73      $111      $152       $265      $73     $112     $152     $266
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   and Income      $71      $105      $141       $242      $70      $104      $140       $241      $71     $105     $141     $242
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Growth
   Opportunities   $75      $117       N/A        N/A      $74      $116       N/A        N/A      $75     $117      N/A      N/A
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Health
   Sciences        $74      $115      $157       $276      $74      $114      $157       $275      $74     $115     $157     $276
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam High
   Yield           $73      $111      $152       $264      $73      $111      $151       $264      $73     $111     $152     $264
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Income     $73      $110      $149       $259      $72      $109      $149       $259      $73     $110     $149     $259
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth          $76      $120      $167       $294      $76      $120      $166       $294      $76     $120     $167     $294
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   Growth and
   Income          $76      $119      $165       $291      $75      $118      $164       $290      $76     $119     $165     $291
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   International
   New
   Opportunities   $79      $129      $182       $325      $79      $129      $181       $324      $79     $129     $182     $325
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Investors       $73      $111      $151       $263      $73      $110      $151       $263      $73     $111     $151     $263
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Money
   Market          $71      $105      $140       $241      $70      $104      $140       $240      $71     $105     $140     $241
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Opportunities   $72      $108      $145       $251      $71      $107      $145       $250      $72     $108     $145     $251
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam New
   Value           $74      $114      $156       $273      $73      $113      $155       $272      $74     $114     $156     $273
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam OTC &
   Emerging
   Growth          $75      $117      $161       $283      $74      $116      $160       $282      $75     $117     $161     $283
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Research   $74      $115      $158       $278      $74      $115      $158       $277      $74     $115     $158     $278
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Small
   Cap Value       $79      $128      $180       $321      $78      $127      $179       $320      $79     $128     $180     $321
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam
   Utilities
   Growth and
   Income          $73      $111      $151       $263      $73      $110      $151       $263      $73     $111     $151     $263
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Vista      $74      $112      $153       $268      $73      $112      $153       $267      $74     $112     $153     $268
 -----------------------------------------------------------------------------------------------------------------------------------
 Putnam Voyager    $72      $107      $144       $249      $71      $106      $144       $248      $72     $107     $144     $249
 -----------------------------------------------------------------------------------------------------------------------------------

Accumulation Unit Values for the Contracts appear in Appendix III.

HARTFORD LIFE INSURANCE COMPANY                                               17
--------------------------------------------------------------------------------

HIGHLIGHTS

HOW DO I PURCHASE ONE OF THESE ANNUITIES?
You must complete our application or order request and submit it to us for approval with your first Premium Payment. If you select Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge, your first Premium Payment must be at least $1,000. If you select Putnam Hartford Capital Access your first Premium Payment must be at least $10,000. Your subsequent Premium Payments must be at least $500, unless you take advantage of our InvestEase
Program-Registered Trademark- or are part of certain retirement plans.

 - For a limited time, usually within ten days after you receive your Contract, you may cancel your Annuity. If you select Putnam Hartford Capital Manager, you will not have to pay a Contingent Deferred Sales Charge during this time. You may bear the investment risk for your Premium Payment prior to our receipt of your request for cancellation.
WHAT TYPE OF SALES CHARGE WILL I PAY?

 -  IF YOU SELECT PUTNAM HARTFORD CAPITAL MANAGER:

If you select Putnam Hartford Capital Manager, you don't pay a sales charge, however we may charge you a Contingent Deferred Sales Charge when you partially or fully Surrender your Contract. The Contingent Deferred Sales Charge will depend on the amount you choose to Surrender and the length of time the Premium Payment you made has been in your Contract. The percentage used to calculate the Contingent Deferred Sales Charge is equal to:

  NUMBER OF YEARS FROM     CONTINGENT DEFERRED
     PREMIUM PAYMENT          SALES CHARGE
----------------------------------------------
         1 year                   7%
----------------------------------------------
         2 years                  6%
----------------------------------------------
         3 years                  6%
----------------------------------------------
         4 years                  5%
----------------------------------------------
         5 years                  4%
----------------------------------------------
         6 years                  3%
----------------------------------------------
         7 years                  2%
----------------------------------------------
     8 years or more              0%
----------------------------------------------

You won't be charged a Contingent Deferred Sales Charge on:

x  The Annual Withdrawal Amount

x Premium Payments or earnings that have been in your Contract for more than seven years.

x  Distributions made due to death

x  Most payments we make to you as part of your Annuity Payout

 -  IF YOU SELECT PUTNAM HARTFORD CAPITAL ACCESS:

If you select Putnam Hartford Capital Access, you don't pay a sales charge or a Contingent Deferred Sales Charge. However, the Contract has a higher mortality and expense risk charge for the first seven years of the Contract, as described in this prospectus.

 -  IF YOU SELECT PUTNAM HARTFORD CAPITAL MANAGER EDGE:

If you select Putnam Hartford Capital Manager Edge, you pay a sales charge when you purchase the Contract and when you make additional Premium Payments to your Contract. The percent of the sales charge depends on the size of your Premium Payment to date. The bigger your Premium Payment to date, the lower the percentage of your sales charge:

                 CUMULATIVE
               PREMIUM PAYMENT               SALES CHARGE
          -----------------------------------------------
           Up        to $49,999.99               5.5%
          -----------------------------------------------
           $50,000   to $99,999.99               4.5%
          -----------------------------------------------
           $100,000  to $249,999.99              3.5%
          -----------------------------------------------
           $250,000  to $499,999.99              2.5%
          -----------------------------------------------
           $500,000  to $999,999.99              2.0%
          -----------------------------------------------
          $1,000,000 and over                    1.0%
          -----------------------------------------------

If you have other annuities with us, under a program called "RIGHTS OF ACCUMULATION", we might include those Premium Payments when determining your sales charge for Putnam Hartford Capital Manager Edge. Ask your financial consultant or call us to see if your other annuities qualify.

You might be able to lower the sales charge you pay when you purchase your Contract by signing a LETTER OF INTENT. This is a contract between us where you decide how much you want to invest in the 13 months from the date you purchase the Contract. On the date you purchase your Contract, we deduct the sales charge based on the total amount you plan on investing over the following 13 months. This usually results in a lower percentage sales charge than if you made one initial investment and several Premium Payments later on. Think about the planned Premium Payments for your Letter of Intent carefully. If you don't make all the premium payments you plan on making, we will recalculate the sales charge for the amounts we actually received in the 13-month period. If the percentage sales charge on the actual amount received is more than the percentage sales charge we actually deducted, we will deduct the outstanding sales charge proportionally from all your Accounts. The LETTER OF INTENT may not be available in all states.

IS THERE AN ANNUAL MAINTENANCE FEE?

We deduct this $30.00 fee each year on your Contract Anniversary or when you fully Surrender your Contract, if, on either of those dates, the value of your Contract is less than $50,000.

18                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?

In addition to the Annual Maintenance Fee, you pay three other types of charges each year.

 - The first type of charge is the fee you pay for insurance. This charge is a mortality and expense risk charge that is subtracted daily.

    If you select Putnam Hartford Capital Manager, the mortality and expense risk charge is equal to an annual charge of 1.25% of your Contract Value invested in the Funds.

    If you select Putnam Hartford Capital Access, the mortality and expense risk charge for Contract Years 1 through 7 is equal to an annual charge of 1.50% of your Contract Value invested in the Funds. In Contract Year 8 or after the Annuity Commencement Date, whichever is earlier, the mortality and expense risk charge drops to 1.25% of your Contract Value invested in the Funds.

    If you select Putnam Hartford Capital Manager Edge, the mortality and expense risk charge is equal to an annual charge of 0.80% of your Contract Value invested in the Funds.

 -  The second type of charge is the fee you pay for the Separate Account:

    If you select Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge, this charge is an administrative fee of .15% of the Contract Values held in the Separate Account.

 -  The third type of charge is the fee you pay for the Funds.

Fund charges are deducted daily based on the amount you have invested in the Funds. See the Annual Fund Operating Expenses table for more complete information and the Funds' prospectuses accompanying this prospectus.

If you elected the Optional Death Benefit, you will also pay a charge that is deducted daily until we begin to make Annuity Payouts that is equal to an annual charge of .15% of your Contract Value invested in the Funds.

CAN I TAKE OUT ANY OF MY MONEY?
You may Surrender all or part of the amounts you have invested at any time before we start making Annuity Payouts, or after Annuity Payouts begin under the Life Annuity with Payments for a Period Certain, Joint and Last Survivor Annuity with Payments for a Period Certain or the Payment for a Period Certain Annuity Payout Options.

x You may have to pay income tax on the money you take out and, if you Surrender before you are age 59 1/2, you may have to pay an income tax penalty.

x If you select Putnam Hartford Capital Manager, you may have to pay a Contingent Deferred Sales Charge on the money you Surrender.

WILL HARTFORD PAY A DEATH BENEFIT?

There is a Death Benefit if the Contract Owner, joint owner or the Annuitant die before we begin to make Annuity Payouts. The Death Benefit will be calculated as of the date we receive a certified death certificate or other legal document acceptable to us and will be the greater of:

 - The total Premium Payments you have made to us minus the dollar amount of any partial Surrenders, or

 -  The Contract Value of your Contract, or

 -  Your Maximum Anniversary Value, which is described below.

The Maximum Anniversary Value is based on a series of calculations on Contract Anniversaries of Contract Values, Premium Payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death, whichever is earlier. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any Premium Payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.

This Death Benefit amount will remain invested in the Sub-Accounts according to your last instructions and will fluctuate with the performance of the underlying Funds.

If you elect the Optional Death Benefit at an additional charge, the Death Benefit will be the greater of: the total Premium Payments you have made to us minus any amounts you have Surrendered, the Contract Value of your Contract, your Maximum Anniversary Value or your Interest Accumulation Value. The Interest Accumulation Value prior to the deceased's date of death or 81st birthday, whichever is earlier is equal to:

 -  Your Contract Value on the date the Optional Death Benefit is added;

 - Plus any Premium Payments made after the date the Optional Death Benefit is added;

 - Minus any partial Surrenders taken after the Optional Death Benefit was added;

 -  Compounded daily at an annual rate of 5.0%.

The Optional Death Benefit may not be available if the Contract Owner or Annuitant is age 75 or older. The Optional Death Benefit is not available in Washington or New York.

If you purchase Putnam Hartford Capital Manager Access after September 30, 1999, you must elect the Optional Death Benefit Rider by selecting a Rider to your Contract at the time you send us your initial Premium Payment.

HARTFORD LIFE INSURANCE COMPANY                                               19
--------------------------------------------------------------------------------

WHAT ANNUITY PAYOUT OPTIONS ARE AVAILABLE?

When it comes time for us to make Annuity Payouts, you may choose one of the following Annuity Payout Options:

- Life Annuity

- Life Annuity with Cash Refund

- Life Annuity with Payments for a Period Certain

- Joint and Last Survivor Life Annuity

- Joint and Last Survivor Life Annuity with Payments for a Period Certain, and

- Payments For a Period Certain.

We may make other Annuity Payout Options available at any time.

You must begin to take Annuity Payouts by the Annuitant's 90th birthday or the end of the 10th Contract Year, whichever is later, unless you elect a later date to begin receiving payments subject to the laws and regulations then in effect and our approval. If you purchased your Contract in the state of New York, you must begin Annuity Payouts by your Annuitant's 90th birthday. If you do not tell us what Annuity Payout Option you want before that time, we will make payments under the Life Annuity with Payments for a ten year Period Certain Annuity Payout Option.

WHAT ARE THE PRIMARY DIFFERENCES BETWEEN THE CONTRACTS?
This table highlights the chief differences between the Contracts:

                                        PUTNAM HARTFORD                 PUTNAM HARTFORD                 PUTNAM HARTFORD
                                        CAPITAL MANAGER                  CAPITAL ACCESS               CAPITAL MANAGER EDGE
 MINIMUM PURCHASE AMOUNT         $1,000                          $10,000                         $1,000
 CLASS OF SHARES OF FUNDS        Class IA                        Class IB                        Class IA
 FIXED ACCUMULATION FEATURE      Yes                             No                              Yes
 SALES CHARGE                    No                              No                              Cumulative
                                                                                                 Premium Payment Sales Charge
                                                                                                 Up to $49,999.99       5.5%
                                                                                                 $50,000 to $99,999.99   4.5%
                                                                                                 $100,000 to 249,999.99  3.5%
                                                                                                 $250,000 to $499,999.99 2.5%
                                                                                                 $500,000 to $999,999.99 2.0%
                                                                                                 $1,000,000 and over    1.0%
 CONTINGENT DEFERRED SALES       Year            Charge          No                              No
 CHARGE                          1               7%
                                 2               6%
                                 3               6%
                                 4               5%
                                 5               4%
                                 6               3%
                                 7               2%
                                 8               0%
 ANNUAL MAINTENANCE FEE          $30 each Contract Anniversary   $30 each Contract Anniversary   $30 each Contract Anniversary
                                 or upon Surrender if Contract   or upon Surrender if Contract   or upon Surrender if Contract
                                 Value is less than $50,000      Value is less than $50,000      Value is less than $50,000
 MORTALITY AND EXPENSE RISK      1.25% of Sub-Account Value      1.50% of Sub-Account Value      0.80% of Sub-Account Value
 CHARGE                                                          Contract Years 1-7;
                                                                 1.25% Contract Years 8 or
                                                                 more, or at annuitization if
                                                                 sooner
 ADMINISTRATIVE CHARGE           0.15% of Sub-Account Value      No                              0.15% of Sub-Account Value
 OPTIONAL DEATH BENEFIT          0.15% of Sub-Account Value      0.15% of Sub-Account Value      0.15% of Sub-Account Value
                                 until annuitization             until annuitization             until annuitization
 ANNUAL WITHDRAWAL AMOUNT        15% of the Premium Payments     100% of Contract Value each     100% of Contract Value each
                                 each Contract Year              Contract Year                   Contract Year

20                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

GENERAL CONTRACT INFORMATION

HARTFORD LIFE INSURANCE COMPANY

Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States as well as the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

                        EFFECTIVE DATE
    RATING AGENCY         OF RATING       RATING          BASIS OF RATING
--------------------------------------------------------------------------------
 A.M. Best and
 Company, Inc.               1/1/99         A+      Financial performance
--------------------------------------------------------------------------------
 Standard & Poor's           8/1/99        AA       Insurer financial strength
--------------------------------------------------------------------------------
 Duff & Phelps               7/1/99        AA+      Claims paying ability
--------------------------------------------------------------------------------

THE SEPARATE ACCOUNT

The Separate Account is where we set aside and invest the assets of some of our annuity contracts, including this Contract. The Separate Account was established on June 22, 1987 and is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of Separate Account under federal securities law. This Separate Account holds only assets for variable annuity contracts. The Separate Account:

- Holds assets for the benefit of you and other Contract Owners, and the persons entitled to the payments described in the Contract.

- Is not subject to the liabilities arising out of any other business Hartford may conduct.

- Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other Separate Accounts.

- May be subject to liabilities from a Sub-Account of the Separate Account which holds assets of other variable annuity contracts offered by the Separate Account which are not described in this Prospectus.

- Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.

We do not guarantee the investment results of the Separate Account. There is no assurance that the value of your Annuity will equal the total of the payments you make to us.

THE FUNDS

The Sub-Accounts purchase shares of Putnam Variable Trust, an open-end series investment company with multiple portfolios ("Funds"). The shares of each Fund have been divided into Class IA and Class IB. If you purchase Putnam Hartford Capital Manager, the Sub-Accounts you choose purchase Class IA shares of Putnam Variable Trust. If you purchase Putnam Hartford Capital Access, the Sub-Accounts you choose purchase Class IB shares of Putnam Variable Trust.

Putnam Investment Management, Inc. ("Putnam Management") serves as the investment manager for the Funds. Putnam Management is ultimately controlled by Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.

We do not guarantee the investment results of any of the underlying Funds. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses are more fully described in the accompanying prospectus for the Funds, and the Statement of Additional Information, which may be ordered from us. The Funds' prospectus should be read in conjunction with this Prospectus before investing.

The Funds may not be available in all states.

Regardless of class of shares, the investment goals of each of the Funds are as follows:

PUTNAM VT AMERICAN GOVERNMENT INCOME FUND -- Seeks high current income with preservation of capital as its secondary objective.

PUTNAM VT ASIA PACIFIC GROWTH FUND -- Seeks capital appreciation.

PUTNAM VT DIVERSIFIED INCOME FUND -- Seeks as high a level of current income as Putnam Management believes is consistent with capital preservation. The Fund invests in higher-yielding, lower-rated securities commonly referred to as junk bonds. See the special considerations for, and risks associated with, investments in these securities described in the Fund prospectus.

PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON -- Seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which produce both capital growth and current income.

PUTNAM VT GLOBAL ASSET ALLOCATION FUND -- Seeks a high level of long-term total return consistent with preservation of capital.

PUTNAM VT GLOBAL GROWTH FUND -- Seeks capital appreciation.

PUTNAM VT GROWTH AND INCOME FUND -- Seeks capital growth and current income.

HARTFORD LIFE INSURANCE COMPANY                                               21
--------------------------------------------------------------------------------

PUTNAM VT GROWTH OPPORTUNITIES FUND -- Seeks capital appreciation.

PUTNAM VT HEALTH SCIENCES FUND -- Seeks capital appreciation.

PUTNAM VT HIGH YIELD FUND -- Seeks high current income. Capital growth is a secondary goal when consistent with achieving high current income. The Fund invests in higher-yielding, lower-rated securities commonly referred to as "junk bonds." See the special considerations for, and risks associated with, investments in these securities described in the Fund prospectus.

PUTNAM VT INCOME FUND -- Seeks high current income consistent with what Putnam Management believes to be prudent risk.

PUTNAM VT INTERNATIONAL GROWTH FUND -- Seeks capital appreciation.

PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND -- Seeks capital growth. Current income is a secondary objective.

PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND -- Seeks long term capital appreciation.

PUTNAM VT INVESTORS FUND -- Seeks long-term growth of capital and any increased income that results from this growth.

PUTNAM VT MONEY MARKET FUND -- Seeks as high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity.

PUTNAM VT NEW OPPORTUNITIES FUND -- Seeks long-term capital appreciation.

PUTNAM VT NEW VALUE FUND -- Seeks long-term capital appreciation.

PUTNAM VT OTC & EMERGING GROWTH FUND -- Seeks capital appreciation.

PUTNAM VT RESEARCH FUND -- Seeks capital appreciation.

PUTNAM VT SMALL CAP VALUE FUND -- Seeks capital appreciation.

PUTNAM VT UTILITIES GROWTH AND INCOME FUND -- Seeks capital growth and current income.

PUTNAM VT VISTA FUND -- Seeks capital appreciation.

PUTNAM VT VOYAGER FUND -- Seeks capital appreciation.

The Funds are generally managed in styles similar to other open-end investment companies which are managed by Putnam Management and whose shares are generally offered to the public. These other Putnam funds may, however, employ different investment practices and may invest in securities different from those in which their counterpart Funds invest, and consequently will not have identical portfolios or experience identical investment results.

Subject to the general oversight of the Trustees of Putnam Variable Trust, Putnam Management manages the Funds' portfolios in accordance with their stated investment objectives and policies, makes investment decisions for the Funds, places orders to purchase and sell securities on behalf of the Funds, and administers the affairs of the Funds. For its services, the Funds pay Putnam Management a quarterly fee. See the accompanying Funds prospectus for a more complete description of Putnam Management and the respective fees of the Funds.

MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding, as disclosed in the Funds' prospectus.

VOTING RIGHTS -- We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:

- Notify you of any Fund shareholders' meeting if the shares held for your Contract may be voted.

- Send proxy materials and a form of instructions that you can use to tell us how to vote the Fund shares held for your Contract.

- Arrange for the handling and tallying of proxies received from Contract
  Owners.

- Vote all Fund shares attributable to your Contract according to instructions received from you, and

- Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.

If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any Shareholder Meeting at which shares held for your Contract may be voted. After we begin to make Annuity Payouts to you, the number of votes you have will decrease.

SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- We reserve the right, subject to any applicable law, to make certain changes to the Funds offered under your Contract. We may, in our sole discretion, establish new Funds. New Funds will be made available to existing Contract Owners as we determine appropriate. We may also close one or more Funds to additional Payments or transfers from existing Sub-Accounts.

We reserve the right to eliminate the shares of any of the Funds for any reason and to substitute shares of another registered

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the Investment Company Act of 1940 (the "1940 Act"), substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the Commission and we have notified you of the change.

In the event of any substitution or change, we may, by appropriate endorsement, make any changes in the Contract necessary or appropriate to reflect the substitution or change. If we decide that it is in the best interest of Contracts Owners, the Separate Account may be operated as a management company under the

1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

ADMINISTRATIVE SERVICES -- Hartford has entered into agreements with the investment advisers or distributors of many of the Funds. Under the terms of these agreements, Hartford provides administrative services and the Funds pay a fee to Hartford that is usually based on an annual percentage of the average daily net assets of the Funds. These agreements may be different for each Fund or each Fund family.

PERFORMANCE RELATED INFORMATION
--------------------------------------------------------------------------------

The Separate Account may advertise certain performance-related information concerning Sub-Accounts offered by each of the Contracts. Performance information will be different for each of the Contracts to the extent their charges and fees are different. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated since the inception of the Separate Account for one, five, and ten year periods or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period and assumes the Optional Death Benefit has not been elected.

The Separate Account may also advertise NON-STANDARDIZED TOTAL RETURNS that predate the inception of the Separate Account. These non-standard total returns are calculated by assuming that the Sub-Accounts have been in existence for the same time periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. These non-standardized returns must be accompanied by standardized total returns.

If applicable, the Sub-Accounts may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: The net investment income per unit earned during a one month period, divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the Annual Maintenance Fee.

A money market Sub-Account may advertise YIELD AND EFFECTIVE YIELD. The yield of a Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized; i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the Annual Maintenance Fee.

We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as systematic investing, Dollar Cost Averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contract and the characteristics of and market for such alternatives.

THE FIXED ACCUMULATION FEATURE
--------------------------------------------------------------------------------

IMPORTANT INFORMATION YOU SHOULD KNOW: THIS PORTION OF THE PROSPECTUS RELATING TO THE FIXED ACCUMULATION FEATURE IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCUMULATION FEATURE IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. THE FIXED ACCUMULATION FEATURE OR ANY OF ITS INTERESTS ARE NOT SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE FIXED ACCUMULATION FEATURE. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCUMULATION FEATURE MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.

The Fixed Accumulation Feature is not available if you select Putnam Hartford Capital Access. If you select Putnam Hartford

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------
Capital Manager or Putnam Hartford Capital Manager Edge, you may allocate some or all of your Premium Payments or Contract Values to the Fixed Accumulation Feature. Premium Payments and Contract Values allocated to the Fixed Accumulation Feature become a part of our General Account assets. We invest the assets of the General Account according to the laws governing the investments of insurance company General Accounts.

Currently, we guarantee that we will credit interest at a rate of not less than 3% per year, compounded annually, to amounts you allocate to the Fixed Accumulation Feature. We reserve the right to change the rate subject only to applicable state insurance law. We may credit interest at a rate in excess of 3% per year. We will periodically publish the Fixed Accumulation Feature interest rates currently in effect. There is no specific formula for determining interest rates. Some of the factors that we may consider in determining whether to credit excess interest are; general economic trends, rates of return currently available and anticipated on our investments, regulatory and tax requirements and competitive factors. We will account for any deductions, Surrenders or transfers from the Fixed Accumulation Feature on a "first-in first-out basis." For Contracts issued in the state of New York, the Fixed Accumulation Feature interest rates may vary from other states.

IMPORTANT: ANY INTEREST CREDITED TO AMOUNTS YOU ALLOCATE TO THE FIXED ACCUMULATION FEATURE IN EXCESS OF 3% PER YEAR WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCUMULATION FEATURE MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.

From time to time, we may credit increased interest rates under certain programs established in our sole discretion.

DOLLAR COST AVERAGING PLUS ("DCA PLUS") PROGRAMS -- Currently, if you select Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge, you may enroll in a special pre-authorized transfer program known as our DCA Plus Program (the "Program"). The DCA Plus Program is not available if you select Putnam Hartford Capital Access. Under the DCA Plus Program, Contract Owners who enroll may allocate a minimum of $5,000 of their Premium Payment into the Program (we may allow a lower minimum Premium Payment for qualified plan transfers or rollovers, including IRAs) and pre-authorize transfers to any of the Sub-Accounts under either the 6 Month Transfer Program or 12 Month Transfer Program. The 6-Month Transfer Program and the 12-Month Transfer Program will generally have different credited interest rates. Under the 6-Month Transfer Program, the interest rate can accrue up to 6 months and all Premium Payments and accrued interest must be transferred from the Program to the selected Sub-Accounts in 3 to 6 months. Under the 12-Month Transfer Program, the interest rate can accrue up to 12 months and all Premium Payments and accrued interest must be transferred to the selected Sub-Accounts in 7 to 12 months. This will be accomplished by monthly transfers for the period selected and a final transfer of the entire amount remaining in the Program.

The pre-authorized transfers will begin within 15 days of receipt of the Program payment provided we receive complete enrollment instructions. If we do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program payment, the Program will be voided and the entire balance in the Program will be transferred to the Accounts designated by you. If you do not designate an Account, you will receive the Fixed Accumulation Feature's current effective interest rate. Any subsequent payments we receive within the Program period selected will be allocated to the Sub-Accounts over the remainder of that Program transfer period.

You may elect to terminate the pre-authorized transfers by calling or writing us of your intent to cancel enrollment in the Program. Upon cancellation, you will no longer receive the Program interest rate and unless we receive instructions to the contrary, the amounts remaining in the Program may accrue the interest rate currently in effect for the Fixed Accumulation Feature.

We reserve the right to discontinue, modify or amend the Program or any other interest rate program we establish. Any change to the Program will not affect Contract Owners currently enrolled in the Program. This Program may not be available in all states; please contact us to determine if it is available in your state.

You may only have one DCA program in place at one time.

THE CONTRACTS
--------------------------------------------------------------------------------

PURCHASES AND CONTRACT VALUE

WHAT TYPES OF CONTRACTS ARE AVAILABLE?

The Contracts are individual or group tax-deferred variable annuity contracts. They are designed for retirement planning purposes and may be purchased by any individual, group or trust, including:

- Any trustee or custodian for a retirement plan qualified under Sections 401(a) or 403(a) of the Code;

- Annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code;

- Individual Retirement Annuities adopted according to Section 408 of the Code;

- Employee pension plans established for employees by a state, a political subdivision of a state, or an agency of either a state or a political subdivision of a state, and

- Certain eligible deferred compensation plans as defined in Section 457 of the Code.

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

The examples above represent Qualified Contracts, as defined by the Code. In addition, individuals and trusts can also purchase Contracts that are not part of a tax qualified retirement plan. These are known as Non-Qualified Contracts.

If you are purchasing a Contract for use in an IRA or other qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or other qualified plan receives tax deferred treatment under the Code.

HOW DO I PURCHASE A CONTRACT?

You may purchase a Contract by completing and submitting an application or an order request along with an initial Premium Payment. If you select Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge, the minimum initial Premium Payment is $1,000. If you select Putnam Hartford Capital Access, the minimum initial Premium Payment is $10,000. For additional Premium Payments, the minimum Premium Payment is $500. Under certain situations, we may allow smaller Premium Payments, for example, if you enroll in our InvestEase Program or are part of certain tax qualified retirement plans. Prior approval is required for Premium Payments of $1,000,000 or more.

If you select Putnam Hartford Capital Access, you and your Annuitant must not be older than age 90 on the date that your Contract is issued, or age 85 if your Contract is issued in New York.

If you select Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge, you and your Annuitant must not be older than age 85 on the date that your Contract is issued.

HOW ARE PREMIUM PAYMENTS APPLIED TO MY CONTRACT?

Your initial Premium Payment will be invested within two Valuation Days of our receipt of a properly completed application or an order request and the Premium Payment. If we receive your subsequent Premium Payment before the close of the New York Stock Exchange, it will be priced on the same Valuation Day. If we receive your Premium Payment after the close of the New York Stock Exchange, it will be invested on the next Valuation Day. If we receive your subsequent Premium Payment on a Non-Valuation Day, the amount will be invested on the next Valuation Day. Unless we receive new instructions, we will invest the Premium Payment based on your last allocation instructions. We will send you a confirmation when we invest your Premium Payment.

If the request or other information accompanying the Premium Payment is incomplete when received, we will hold the money in a non-interest bearing account for up to five Valuation Days while we try to obtain complete information. If we cannot obtain the information within five Valuation Days, we will either return the Premium Payment and explain why the Premium Payment could not be processed or keep the Premium Payment if you authorize us to keep it until you provide the necessary information.

CAN I CANCEL MY CONTRACT AFTER I PURCHASE IT?

We want you to be satisfied with the Contract you have purchased. We urge you to closely examine its provisions. If for any reason you are not satisfied with your Contract, simply return it within ten days after you receive it with a written request for cancellation that indicates your tax-withholding instructions. In some states, you may be allowed more time to cancel your Contract. If you select Putnam Hartford Capital Manager, we will not deduct any Contingent Deferred Sales Charges during this time. We may require additional information, including a signature guarantee, before we can cancel your Contract.

You bear the investment risk from the time the Contract is issued until we receive your complete cancellation request.

The amount we pay you upon cancellation depends on the requirements of the state where you purchased your Contract, the method of purchase, the type of Contract you purchased and your age.

HOW IS THE VALUE OF MY CONTRACT CALCULATED BEFORE THE ANNUITY CALCULATION DATE?

The Contract Value is the sum of all Accounts. There are two things that affect your Sub-Account value: (1) the number of Accumulation Units and (2) the Accumulation Unit Value. The Sub-Account value is determined by multiplying the number of Accumulation Units by the Accumulation Unit Value. Therefore, on any Valuation Day your Contract Value reflects the investment performance of the Sub-Accounts and will fluctuate with the performance of the underlying Funds.

When Premium Payments are credited to your Sub-Accounts, they are converted into Accumulation Units by dividing the amount of your Premium Payments, minus any Premium Taxes, by the Accumulation Unit Value for that day. The more Premium Payments you put into your Contract, the more Accumulation Units you will own. You decrease the number of Accumulation Units you have by requesting Surrenders, transferring money out of an Account, settling a Death Benefit claim or by annuitizing your Contract.

To determine the current Accumulation Unit Value, we take the prior Valuation Day's Accumulation Unit Value and multiply it by the Net Investment Factor for the current Valuation Day.

The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Net Investment Factor for each Sub-Account equals:

- The net asset value per share of each Fund held in the Sub-Account at the end of the current Valuation Day divided by

- The net asset value per share of each Fund held in the Sub-Account at the end of the prior Valuation Day; minus

- The daily mortality and expense risk charge applicable to your Contract adjusted for the number of days in the period, and any other applicable charge, including the Optional Death Benefit charge if elected.

We will send you a statement in each calendar quarter, which tells you how many Accumulation Units you have, their value and your total Contract Value.

HARTFORD LIFE INSURANCE COMPANY                                               25
--------------------------------------------------------------------------------

CAN I TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?

TRANSFERS BETWEEN SUB-ACCOUNTS -- You may transfer from one Sub-Account to another before and after the Annuity Calculation Date at no extra charge. Your transfer request will be processed on the day that it is received as long as it is received on a Valuation Day before the close of the New York Stock Exchange. Otherwise, your request will be processed on the following Valuation Day. We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

SUB-ACCOUNT TRANSFER RESTRICTIONS -- We reserve the right to limit the number of transfers to 12 per Contract Year, with no transfers occurring on consecutive Valuation Days. We also have the right to restrict transfers if we believe that the transfers could have an adverse effect on other Contract Owners. In all states except New York, Florida, Maryland and Oregon, we may:

- Require a minimum time period between each transfer,

- Limit the dollar amount that may be transferred on any one Valuation Day, and

- Not accept transfer requests from an agent acting under a power of attorney for more than one Contract Owner.

We also have a restriction in place that involves individuals who act under a power of attorney for multiple Contract Owners. If the value of the Contract Owners' Accounts add up to more than $2 million, we will not accept transfer instructions from the power of attorney unless the power of attorney has entered into a Third Party Transfer Services Agreement with us.

Some states may have different restrictions.

FIXED ACCUMULATION FEATURE TRANSFERS -- If you select Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge, during each Contract Year, you may make transfers out of the Fixed Accumulation Feature to Sub-Accounts. All transfer allocations must be in whole numbers (e.g., 1%). You may transfer either:

- 30% of your total amount in the Fixed Accumulation Feature, or

- An amount equal to the largest previous transfer.

These transfer limits do not include transfers done through Dollar Cost Averaging or the DCA Plus Program.

If your interest rate renews at a rate at least 1% lower than your prior interest rate, you may transfer an amount equal to up to 100% of the amount to be invested at the renewal rate. You must make this transfer request within 60 days of being notified of the renewal rate.

FIXED ACCUMULATION FEATURE TRANSFER RESTRICTIONS -- We reserve the right to defer transfers from the Fixed Accumulation Feature for up to 6 months from the date of your request. After any transfer, you must wait six months before moving Sub-Account Values back to the Fixed Accumulation Feature.

TELEPHONE AND ELECTRONIC TRANSFERS -- In most states, you can make transfers:

- By calling us at (800) 521-0538.

- Electronically, when available, by the Internet through our website at http://www.putnaminv.com

Transfer instructions received by telephone on any Valuation Day before the close of the New York Stock Exchange will be carried out that day. Otherwise, the instructions will be carried out at the close of the New York Stock Exchange on the next Valuation Day.

Transfer instructions you send electronically are considered to be received by Hartford at the time and date stated on the electronic acknowledgement Hartford returns to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange on a Valuation Day, the instructions will be carried out that day. Otherwise, the instructions will be carried out at the close of the New York Stock Exchange the next Valuation Day. If you do not receive an electronic acknowledgement, you should telephone us as soon as possible.

We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

Telephone or Internet transfer requests may currently only be cancelled by calling us at (800) 521-0538 before the close of the New York Stock Exchange.

Hartford, our agents or our affiliates are not responsible for losses resulting from telephone or electronic requests that we believe are genuine. We will use reasonable procedures to confirm that instructions received by telephone or through our website are genuine, including a requirement that contract owners provide certain identification information, including a personal identification number. We record all telephone transfer instructions. We reserve the right to suspend, modify, or terminate telephone or electronic transfer privileges at any time.

POWER OF ATTORNEY -- You may authorize another person to make transfers on your behalf by submitting a completed Power of Attorney form. Once we have the completed form on file, we will accept transfer instructions, subject to our transfer restrictions, from your designated third party until we receive new instructions in writing from you. You will not be able to make transfers or other changes to your Contract if you have authorized someone else to act under a Power of Attorney.

CHARGES AND FEES

Your charges and fees will be determined by which Contract you purchase.

CONTINGENT DEFERRED SALES CHARGE

If you select Putnam Hartford Capital Manager, you may have to pay a Contingent Deferred Sales Charge. The Contingent Deferred Sales Charge covers some of the expenses relating to the sale and distribution of the Contract, including commissions paid

26                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
to registered representatives and the cost of preparing sales literature and other promotional activities.

We may assess a Contingent Deferred Sales Charge when you request a full or partial Surrender. The Contingent Deferred Sales Charge is based on the amount you choose to Surrender and how long your Premium Payments have been in the Contract. Each Premium Payment has its own Contingent Deferred Sales Charge schedule. Premium Payments are Surrendered in the order in which they were received. The longer you leave your Premium Payments in the Contract, the lower the Contingent Deferred Sales Charge will be when you Surrender. The amount assessed a Contingent Deferred Sales Charge will not exceed your total Premium Payments.

The percentage used to calculate the Contingent Deferred Sales Charge is equal to:

  NUMBER OF YEARS FROM     CONTINGENT DEFERRED
     PREMIUM PAYMENT          SALES CHARGE
----------------------------------------------
            1                     7%
----------------------------------------------
            2                     6%
----------------------------------------------
            3                     6%
----------------------------------------------
            4                     5%
----------------------------------------------
            5                     4%
----------------------------------------------
            6                     3%
----------------------------------------------
            7                     2%
----------------------------------------------
        8 or more                 0%
----------------------------------------------

________________________________________________________________________________

For example, assume you purchased Putnam Hartford Capital Manager and made an Initial Premium Payment of $10,000 five years ago and an additional Premium Payment of $20,000 one year ago. If you request a partial withdrawal of $15,000 and you have not taken your Annual Withdrawal Amount for the Contract Year, we will deduct a Contingent Deferred Sales Charge as follows:

- Hartford will Surrender the Annual Withdrawal Amount which is equal to 15% of your total Premium Payments or $4,500 without charging a Contingent Deferred Sales Charge.

- We will then Surrender the Premium Payments that have been in the Contract the longest.

- That means we would Surrender the entire $10,000 initial Premium Payment and deduct a Contingent Deferred Sales Charge of 4% on that amount or $400.00.

- The remaining $500 will come from the additional Premium Payment made one year ago and we will deduct a Contingent Deferred Sales Charge of 7% of the $500 or $35.00.

- Your total Contingent Deferred Sales Charge is $435.00.

If you have any questions about these charges, please contact your financial adviser or Hartford.
________________________________________________________________________________

THE FOLLOWING SURRENDERS ARE NOT SUBJECT TO A CONTINGENT DEFERRED SALES CHARGE:

- ANNUAL WITHDRAWAL AMOUNT -- During the first seven years from each Premium Payment, you may, each Contract Year, take partial Surrenders up to 15% of the total Premium Payments. If you do not take 15% one year, you may not take more than 15% the next year. These amounts are different for group unallocated Contracts and Contracts issued to a Charitable Remainder Trust.

UNDER THE FOLLOWING SITUATIONS, THE CONTINGENT DEFERRED SALES CHARGE IS WAIVED:

- Upon eligible confinement as described in the Waiver of Sales Charge Rider. If you purchase your Annuity after September 29, 1998, we will waive any Contingent Deferred Sales Charge applicable to a partial or full Surrender if you, the joint owner or the Annuitant, is confined for at least 180 calendar days to a: (a) facility recognized as a general hospital by the proper authority of the state in which it is located; or (b) facility recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; or
  (c) facility certified as a hospital or long-term care facility by Medicare; or (d) nursing home licensed by the state in which it is located and offers the services of a registered nurse 24 hours a day. If you, the joint owner or the Annuitant is confined when you purchase the Contract, this waiver is not available. For it to apply, you must: (a) have owned the Contract continuously since it was issued, (b) provide written proof of confinement satisfactory to us, and (c) request the Surrender within 90 calendar days of the last day of confinement. This waiver may not be available in all states. Please contact your Registered Representative or us to determine if it is available for you. Once you elect this waiver, Hartford will not accept any subsequent Premium Payments.

- For Required Minimum Distributions. This allows Annuitants who are age 70 1/2 or older, with a Contract held under an Individual Retirement Account or 403(b) plan, to Surrender an amount equal to the Required Minimum Distribution for the Contract without a Contingent Deferred Sales Charge. All requests for Required Minimum Distributions must be in writing.

THE FOLLOWING SITUATIONS ARE NOT SUBJECT TO A CONTINGENT DEFERRED SALES CHARGE:

- Upon death of the Annuitant or Contract Owner. No Contingent Deferred Sales Charge will be deducted if the Annuitant or Contract Owner dies, unless the Contract Owner is not a natural person (e.g. a trust).

- Upon Annuitization. The Contingent Deferred Sales Charge is not deducted when you annuitize the Contract. We will charge a Contingent Deferred Sales Charge if the Contract is fully Surrendered during the Contingent Deferred Sales Charge period under an Annuity Payout Option which allows Surrenders.

- Upon cancellation during the Right to Cancel Period

HARTFORD LIFE INSURANCE COMPANY                                               27
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SURRENDER ORDER -- During the first seven Contract Years all Surrenders in excess of the Annual Withdrawal Amount will be taken first from Premium Payments, then from earnings. Surrenders from Premium Payments in excess of the Annual Withdrawal Amount will be subject to a Contingent Deferred Sales Charge.

After the Seventh Contract Year, all Surrenders in excess of the Annual Withdrawal Amount will be taken first from earnings, then from Premium Payments held in your Contract for more than seven years and then from Premium Payments invested for less than seven years. Only Premium Payments invested for less than seven years are subject to a Contingent Deferred Sales Charge.

SALES CHARGE

If you purchase Putnam Hartford Capital Manager Edge, you pay a sales charge when you purchase your Contract. The purpose of the sales charge is to cover expenses relating to the sale and distribution of the Contract, including commissions paid to distributing organizations and their sales personnel, the cost of preparing sales literature and other promotional activities. If the sales charge is not sufficient to cover sales and distribution expenses, we pay them from our general assets, including surplus. Surplus might include profits resulting from unused mortality and expense risk charges.

You pay a sales charge when you purchase your Contract and when you make additional Premium Payments to your Contract. The amount of the sales charge depends on the size of your Premium Payment. The bigger your Premium Payments to date, the lower the percentage of your sales charge:

                 CUMULATIVE
               PREMIUM PAYMENT               SALES CHARGE
          -----------------------------------------------
           Up        to $49,999.99               5.5%
          -----------------------------------------------
           $50,000   to $99,999.99               4.5%
          -----------------------------------------------
           $100,000  to $249,999.99              3.5%
          -----------------------------------------------
           $250,000  to $499,999.99              2.5%
          -----------------------------------------------
           $500,000  to $999,999.99              2.0%
          -----------------------------------------------
          $1,000,000 and over                    1.0%
          -----------------------------------------------

If you have other annuities with us, under a program called "Rights of Accumulation", we might include those Premium Payments when determining your sales charge for Putnam Hartford Capital Manager Edge. Ask your financial consultant or call us to see if your other annuities qualify.

You might be able to lower the sales charge you pay when you purchase your Contract by signing a LETTER OF INTENT. This is a contract between us where you decide how much you want to invest in the 13 months from the date you purchase the Contract. On the date you purchase your Contract, we deduct the sales charge based on the total amount you plan on investing over the following 13 months. This usually results in a lower sales charge than if you made one initial investment and several Premium Payments later on. Think about the planned Premium Payments for your Letter of Intent carefully. If you don't make all the Premium Payments you plan on making, we will recalculate the sales charge for the amounts we received in the 13 month period. If it turns out you owe us additional money, will deduct this amount proportionally from your Accounts. The Letter of Intent may not be available in all states.

If you select Putnam Hartford Capital Access, there is no sales charge or Contingent Deferred Sales Charge.

MORTALITY AND EXPENSE RISK CHARGE

For assuming mortality and expense risks under the Contracts, we deduct a daily charge.

If you select Putnam Hartford Capital Manager, we deduct a daily charge equal to an annual charge of 1.25% of Sub-Account Value.

If you select Putnam Hartford Capital Access, we deduct a daily charge equal to an annual charge of 1.50% of Sub-Account Value during Contract Years 1 through 7 and 1.25% of Sub-Account Value during Contract Years 8 and beyond or until we begin to make Annuity Payouts, whichever is earlier.

If you select Putnam Hartford Capital Manager Edge, we deduct a daily charge equal to an annual charge of 0.80% of Sub-Account Value.

The mortality and expense risk charge is broken into charges for mortality risks and for an expense risk:

- MORTALITY RISK -- There are two types of mortality risks that we assume, those made while your Premium Payments are accumulating and those made once Annuity Payouts have begun.

  During the period your Premium Payments are accumulating, we are required to cover any difference between the Death Benefit paid and the Surrender Value. These differences may occur during periods of declining value or in periods where the Contingent Deferred Sales Charges would have been applicable. The risk that we bear during this period is that actual mortality rates, in aggregate, may exceed expected mortality rates.

  Once Annuity Payouts have begun, we may be required to make Annuity Payouts as long as the Annuitant is living, regardless of how long the Annuitant lives. We would be required to make these payments if the Payout Option chosen is the Life Annuity, Life Annuity With Payments for a Period Certain or Joint and Last Survivor Life Annuity Payout Option. The risk that we bear during this period is that the actual mortality rates, in aggregate, may be lower than the expected mortality rates.

- EXPENSE RISK -- We also bear an expense risk that the Contingent Deferred Sales Charges and the Annual Maintenance Fee collected before the Annuity Commencement Date may not be enough to cover the actual cost of selling, distributing and administering the Contract.

  Although variable Annuity Payouts will fluctuate with the performance of the underlying Fund selected, your Annuity

28                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
  Payouts will NOT be affected by (a) the actual mortality experience of our Annuitants, or (b) our actual expenses if they are greater than the deductions stated in the Contract. Because we cannot be certain how long our Annuitants will live, we charge this percentage fee based on the mortality tables currently in use. The mortality and expense risk charge enables us to keep our commitments and to pay you as planned.

ANNUAL MAINTENANCE FEE

The Annual Maintenance Fee is a flat fee that is deducted from your Contract Value to reimburse us for expenses relating to the administrative maintenance of the Contract and the Accounts. The annual $30 charge is deducted on a Contract Anniversary or when the Contract is fully Surrendered if the Contract Value at either of those times is less than $50,000. The charge is deducted proportionately from each Account in which you are invested.

WHEN IS THE ANNUAL MAINTENANCE FEE WAIVED?

We will waive the Annual Maintenance Fee if your Contract Value is $50,000 or more on your Contract Anniversary or when you fully Surrender your Contract. In addition, we will waive one Annual Maintenance Fee for Contract Owners who own more than one Contract with a combined Contract Value between $50,000 and $100,000. If you have multiple Contracts with a combined Contract Value of $100,000 or greater, we will waive the Annual Maintenance Fee on all Contracts. However, we reserve the right to limit the number of waivers to a total of six Contracts. We also reserve the right to waive the Annual Maintenance Fee under certain other conditions.

ADMINISTRATIVE CHARGE

For administration, if you select Putnam Hartford Capital Manager or Putnam Hartford Capital Manager Edge, we deduct a daily charge at the rate of .15% per year against Contract Values held in the Separate Account before and after we begin to make Annuity Payouts. There is not necessarily a relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributable to that Contract; expenses may be more or less than the charge.
PREMIUM TAXES

We deduct Premium Taxes, if required, by a state or other government agency. Some states collect the taxes when Premium Payments are made; others collect at Annuitization. Since we pay Premium Taxes when they are required by applicable law, we may deduct them from your Contract when we pay the taxes, upon Surrender, or on the Annuity Commencement Date. The Premium Tax rate varies by state or municipality. Currently, the maximum rate charged by any state is 3.5% and 4% in Puerto Rico.

CHARGES AGAINST THE FUNDS

The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund reflects investment advisory fees and administrative expenses already deducted from the assets of the Funds. If you select Putnam Hartford Capital Access, the net asset value of the Fund also reflects a fee to cover costs of the sale and distribution of the Fund's Class IB shares. These charges are described in the Funds' prospectuses accompanying this prospectus.

OPTIONAL DEATH BENEFIT CHARGE -- If you elect the Optional Death Benefit, we will subtract an additional charge on a daily basis which is equal to an annual charge of .15% of your Contract Value invested in the Funds.

WE MAY OFFER, IN OUR DISCRETION, REDUCED FEES AND CHARGES INCLUDING, BUT NOT LIMITED TO CONTINGENT DEFERRED SALES CHARGES, THE MORTALITY AND EXPENSE RISK CHARGE, AND THE ANNUAL MAINTENANCE FEE, FOR CERTAIN CONTRACTS (INCLUDING EMPLOYER SPONSORED SAVINGS PLANS) WHICH MAY RESULT IN DECREASED COSTS AND EXPENSES. REDUCTIONS IN THESE FEES AND CHARGES WILL NOT BE UNFAIRLY DISCRIMINATORY AGAINST ANY CONTRACT OWNER.

DEATH BENEFIT

WHAT IS THE DEATH BENEFIT AND HOW IS IT CALCULATED?

The Death Benefit is the amount we will pay upon the death of the Contract Owner or the Annuitant. The Death Benefit is calculated when we receive a certified death certificate or other legal document acceptable to us.

The calculated Death Benefit will remain invested in the same Accounts, according to the Contract Owner's last instructions until we receive complete written settlement instructions from the Beneficiary. Therefore, the Death Benefit amount will fluctuate with the performance of the underlying Funds. When there is more than one Beneficiary, we will calculate the Accumulation Units for each Sub-Account and the dollar amount for the Fixed Accumulation Feature for each Beneficiary's portion of the proceeds.

If death occurs before the Annuity Commencement Date, the Death Benefit is the greatest of:

 - The Contract Value on the date the death certificate or other legal document acceptable to us is received; or

 - 100% of all Premium Payments paid into the Contract minus the dollar amount of any partial Surrenders; or

 -  The Maximum Anniversary Value, which is described below.

The Maximum Anniversary Value is based on a series of calculations on Contract Anniversaries of Contract Values, Premium Payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death, whichever is earlier. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any Premium Payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.

The Maximum Anniversary Value is only calculated until the earlier of the Contract Owner or Annuitant's 81st birthday or death.

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------

You may also elect the Optional Death Benefit for an additional fee. The Optional Death Benefit adds the Interest Accumulation Value to the Death Benefit calculation.

If you elect the Optional Death Benefit, the Death Benefit prior to the deceased's date of death or the deceased's 81st birthday, whichever is earlier, will be the greater of:

 - the total Premium Payments you have made to us minus, the dollar amount of any partial Surrenders;

 -  The Contract Value of your Contract, or

 -  Your Maximum Anniversary Value

 -  The Interest Accumulation Value

The Interest Accumulation Value prior to the deceased's date of death or 81st birthday, whichever is earlier is equal to:

 -  Your Contract Value on the date the Optional Death Benefit is added;

 - Plus any Premium Payments made after the date the Optional Death Benefit is added;

 - Minus any partial Surrenders taken after the Optional Death Benefit was added:

 -  Compounded daily at an annual rate of 5.0%

If you have taken any partial Surrenders, the Interest Accumulation Value will be adjusted to reduced the Optional Death Benefit proportionally for any partial Surrenders.

On or after the deceased's 81st birthday or date of death, the Interest Accumulation Value will not continue to compound, but will be adjusted to add any Premium Payments or subtract any partial Surrenders.

The Optional Death Benefit is limited to a maximum of 200% of the Contract Value on the date the Optional Death Benefit was added, plus 200% of any Premium Payments made since the addition of the Optional Death Benefit less proportional adjustments for any Surrenders from that date.

If you elect the Optional Death Benefit, we will subtract an additional charge on a daily basis that is equal to an annual charge of .15% of your Contract Value invested in the Funds. The Optional Death Benefit may not be available if the Contract Owner or Annuitant is age 75 or older. The Optional Death Benefit is not available in Washington or New York.

If you purchase Putnam Hartford Capital Access or Putnam Hartford Capital Manager Edge after September 30, 1999, you must elect the Optional Death Benefit by selecting a Rider to your Contract at the time you send us your initial Premium Payment.

HOW IS THE DEATH BENEFIT PAID?

The Death Benefit may be taken in one lump sum or under any of the Annuity Payout Options then being offered by us. On the date we receive complete instructions from the Beneficiary, we will compute the Death Benefit amount to be paid out or applied to a selected Annuity Payout Option. When there is more than one Beneficiary, we will calculate the Death Benefit amount for each Beneficiary's portion of the proceeds and then pay it out or apply it to a selected Annuity Payout Option according to each Beneficiary's instructions. If we receive the complete instructions on a Non-Valuation Day, computations will take place on the next Valuation Day.

The Beneficiary may elect, under the Annuity Proceeds Settlement Option, to leave proceeds from the Death Benefit with us for up to five years from the date of the Contract Owner's death if the Contract Owner died before the Annuity Commencement Date. Once we receive a certified death certificate or other legal document acceptable to us, the Beneficiary can: (a) make Sub-Account transfers and (b) take Surrenders without paying Contingent Deferred Sales Charges, if applicable.

REQUIRED DISTRIBUTIONS -- If the Contract Owner dies before the Annuity Commencement Date, the Death Benefit must be distributed within five years after death. The Beneficiary can choose any Annuity Payout Option that results in complete Annuity Payout within five years.

If the Contract Owner dies on or after the Annuity Commencement Date under an Annuity Payout Option with a Death Benefit, any remaining value must be distributed at least as rapidly as under the payment method being used as of the Contract Owner's death.

If the Contract Owner is not an individual (e.g. a trust), then the original Annuitant will be treated as the Contract Owner in the situations described above and any change in the original Annuitant will be treated as the death of the Contract Owner.

WHAT SHOULD THE BENEFICIARY CONSIDER?

ALTERNATIVES TO THE REQUIRED DISTRIBUTIONS -- The selection of an Annuity Payout Option and the timing of the selection will have an impact on the tax treatment of the Death Benefit. To receive favorable tax treatment, the Annuity Payout Option selected: (a) cannot extend beyond the Beneficiary's life or life expectancy, and (b) must begin within one year of the date of death.

If these conditions are NOT met, the Death Benefit will be treated as a lump sum payment for tax purposes. This sum will be taxable in the year in which it is considered received.

SPOUSAL CONTRACT CONTINUATION -- If the Beneficiary is the Contract Owner's spouse, the Beneficiary may elect to continue the Contract as the contract owner, receive the death benefit in one lump sum payment or elect an Annuity Payout Option. This spousal continuation is available only once for each Contract. If the Contract continues with the spouse as Contract Owner, we will adjust the Contract Value to the amount that we would have paid as the Death Benefit.

WHO WILL RECEIVE THE DEATH BENEFIT?

The distribution of the Death Benefit is based on whether death is before, on or after the Annuity Commencement Date.

30                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

IF DEATH OCCURS BEFORE THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .          AND . . .                   AND . . .                 THEN THE . . .
Contract Owner                There is a surviving joint  The Annuitant is living or  Joint Contract Owner
                              Contract Owner              deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Designated Beneficiary
                              joint Contract Owner        deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Contract Owner's estate
                              joint Contract Owner and    deceased                    receives the Death
                              the Beneficiary                                         Benefit.
                              predeceases the Contract
                              Owner
Annuitant                     The Contract Owner is       There is no named           Death Benefit is paid to
                              living                      Contingent Annuitant        the Contract Owner and not
                                                                                      the designated
                                                                                      Beneficiary.
Annuitant                     The Contract Owner is       The Contingent Annuitant    Contingent Annuitant
                              living                      is living                   becomes the Annuitant, and
                                                                                      the Contract continues.

IF DEATH OCCURS ON OR AFTER THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .                 AND . . .                               THEN THE . . .
Contract Owner                The Annuitant is living                   Designated Beneficiary becomes the
                                                                        Contract Owner
Annuitant                     The Contract Owner is living              Contract Owner receives the Death
                                                                        Benefit.
Annuitant                     The Annuitant is also the Contract Owner  Designated Beneficiary receives the
                                                                        Death Benefit.

THESE ARE THE MOST COMMON DEATH BENEFIT SCENARIOS, HOWEVER, THERE ARE OTHERS. SOME OF THE ANNUITY PAYOUT OPTIONS MAY NOT RESULT IN A DEATH BENEFIT PAYOUT. IF YOU HAVE QUESTIONS ABOUT THESE AND ANY OTHER SCENARIOS, PLEASE CONTACT YOUR REGISTERED REPRESENTATIVE OR US.

SURRENDERS

WHAT KINDS OF SURRENDERS ARE AVAILABLE?

FULL SURRENDERS BEFORE THE ANNUITY COMMENCEMENT DATE -- When you Surrender your Contract before the Annuity Commencement Date, the Surrender Value of the Contract will be made in a lump sum payment. The Surrender Value is the Contract Value minus any applicable Premium Taxes, Contingent Deferred Sales Charges if you select Putnam Hartford Capital Manager and the Annual Maintenance Fee. The Surrender Value may be more or less than the amount of the Premium Payments made to a Contract.

PARTIAL SURRENDERS BEFORE THE ANNUITY COMMENCEMENT DATE -- You may request a partial Surrender of Contract Values at any time before the Annuity Commencement Date. There are two restrictions:

- The partial Surrender amount must be at least equal to $100, our current minimum for partial Surrenders, and

- The Contract must have a minimum Contract Value of $500 after the Surrender. The minimum Contract Value in New York must be $1000 after the Surrender. We reserve the right to close your Contract and pay the full Surrender Value if the Contract Value is under the minimum after the Surrender. If your Contract was issued in Texas, a remaining value of $500 is not required to continue the Contract if Premium Payments were made in the last two Contract Years.

SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE -- Partial Surrenders are permitted after the Annuity Commencement Date if you select Life Annuity With Payments for a Period Certain, Joint and Last Survivor Life Annuity With Payments For a Period Certain or Payments for a Period Certain Annuity Payout Option. You may take partial Surrenders of amounts equal to the Commuted Value of the payments that we would have made during the period certain you select under the Annuity Payout Option.

To qualify for partial Surrenders under these Annuity Payout Options you must elect a variable dollar amount Annuity Payout and you must make the Surrender request during the Period Certain.

If you purchase Putnam Hartford Capital Manager, we will deduct any applicable Contingent Deferred Sales Charges.

If you elect to take the entire Commuted Value of the Annuity Payouts we would have made during the Period Certain, we will not make any Annuity Payouts during the remaining Period Certain. If you elect to take only some of the Commuted Value of the

HARTFORD LIFE INSURANCE COMPANY                                               31
--------------------------------------------------------------------------------
Annuity Payouts we would have made during the Period Certain, we will reduce the remaining Annuity Payouts during the remaining Period Certain. The remaining Annuity payouts are reduced by the same percentage as the percentage of Commuted Value Surrendered. If the partial Surrender represented 25% of the Commuted Value, the total of the remaining Annuity Payouts would be reduced by 25%.

Annuity Payouts that are to be made after the Period Certain is over will not change.

Please check with your qualified tax adviser because there could be adverse tax consequences for partial Surrenders after the Annuity Commencement Date.

HOW DO I REQUEST A SURRENDER?

Requests for full Surrenders must be in writing. Requests for partial Surrenders can be made in writing or by telephone. We will send your money within seven days of receiving complete instructions. However, we may postpone payment of Surrenders whenever: (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted by the SEC, (c) the SEC permits and orders postponement or (d) the SEC determines that an emergency exists to restrict valuation.

WRITTEN REQUESTS -- To request a full or partial Surrender, complete a Surrender Form or send us a letter, signed by you, stating:

- the dollar amount that you want to receive, either before or after we withhold taxes and deduct for any applicable charges,

- your tax withholding amount or percentage, if any, and

- your mailing address.

If there are joint Contract Owners, both must authorize all Surrenders. For a partial Surrender, specify the Accounts that you want your Surrender to come from, otherwise, the Surrender will be taken in proportion to the value in each Account.

TELEPHONE REQUESTS -- To request a partial Surrender by telephone, we must have received your completed Telephone Redemption Program Enrollment Form. If there are joint Contract Owners, both must sign this form. By signing the form, you authorize us to accept telephone instructions for partial Surrenders from either Contract Owner. Telephone authorization will remain in effect until we receive a written cancellation notice from you or your joint Contract Owner, we discontinue the program; or you are no longer the owner of the Contract. There are some restrictions on telephone surrenders, please call us with any questions.

We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. WE MAY MODIFY THE REQUIREMENTS FOR TELEPHONE REDEMPTIONS AT ANY TIME.

Telephone Surrender instructions received before the close of the New York Stock Exchange will be processed on that Valuation Day. Otherwise, your request will be processed on the next Valuation Day.

COMPLETING A POWER OF ATTORNEY FORM FOR ANOTHER PERSON TO ACT ON YOUR BEHALF MAY PREVENT YOU FROM MAKING SURRENDERS VIA TELEPHONE.

WHAT SHOULD BE CONSIDERED ABOUT TAXES?

There are certain tax consequences associated with Surrenders:

PRIOR TO AGE 59 1/2 -- If you make a Surrender prior to age 59 1/2, there may be adverse tax consequences including a 10% federal income tax penalty on the taxable portion of the Surrender payment. Surrendering before age 59 1/2 may also affect the continuing tax-qualified status of some Contracts.

WE DO NOT MONITOR SURRENDER REQUESTS. TO DETERMINE WHETHER A SURRENDER IS PERMISSIBLE, WITH OR WITHOUT FEDERAL INCOME TAX PENALTY, PLEASE CONSULT YOUR PERSONAL TAX ADVISER.

MORE THAN ONE CONTRACT ISSUED IN THE SAME CALENDAR YEAR -- If you own more than one contract issued by us or our affiliates in the same calendar year, then these contracts may be treated as one contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. Please consult your tax adviser for additional information.

INTERNAL REVENUE CODE SECTION 403(b) ANNUITIES -- As of December 31, 1988, all
section 403(b) annuities have limits on full and partial Surrenders. Contributions to your Contract made after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed unless you are:
(a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship (cash value increases may not be distributed for hardships prior to age 59 1/2). Distributions prior to age
59 1/2 due to financial hardship; unemployment or retirement may still be subject to a penalty tax of 10%.

WE ENCOURAGE YOU TO CONSULT WITH YOUR QUALIFIED TAX ADVISER BEFORE MAKING ANY SURRENDERS. PLEASE SEE THE FEDERAL TAX CONSIDERATIONS SECTION FOR MORE INFORMATION.

ANNUITY PAYOUTS
--------------------------------------------------------------------------------

This section describes what happens when we begin to make regular Annuity Payouts from your Contract. You, as the Contract Owner, should answer five questions:

1.  When do you want Annuity Payouts to begin?

2.  Which Annuity Payout Option do you want to use?

3.  How often do you want to receive Annuity Payouts?

4.  What is the Assumed Investment Return?

5.  Do you want fixed dollar amount or variable dollar amount Annuity Payouts?

32                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Please check with your financial advisor to select the Annuity Payout Option that best meets your income needs.

1.  WHEN DO YOU WANT ANNUITY PAYOUTS TO BEGIN?

You select an Annuity Commencement Date when you purchase your Contract or at any time before you begin receiving Annuity Payouts. You may change the Annuity Commencement Date by notifying us within thirty days prior to the date. The Annuity Commencement Date cannot be deferred beyond the Annuitant's 90th birthday or the end of the 10th Contract Year, whichever is later, unless you elect a later date to begin receiving payments subject to the laws and regulations then in effect and our approval. If your Contract is issued in New York, you cannot defer beyond the Annuitant's 90th birthday. If this Contract is issued to the trustee of a Charitable Remainder Trust, the Annuity Commencement Date may be deferred to the Annuitant's 100th birthday.

The Annuity Calculation Date is when the amount of your Annuity Payout is determined. This occurs within five Valuation Days before your selected Annuity Commencement Date.

All Annuity Payouts, regardless of frequency, will occur on the same day of the month as the Annuity Commencement Date. After the initial payout, if an Annuity Payout date falls on a Non-Valuation Day, the Annuity Payout is computed on the prior Valuation Day. If the Annuity Payout date does not occur in a given month due to a leap year or months with only 28 days (i.e. the 31st), the Annuity Payout will be computed on the last Valuation Day of the month.

2.  WHICH ANNUITY PAYOUT OPTION DO YOU WANT TO USE?

Your Contract contains the Annuity Payout Options described below. The Annuity Proceeds Settlement Option is an option that can be elected by the Beneficiary after the death of the Contract Owner and is described in the "Death Benefit" section. We may at times offer other Annuity Payout Options. Once we begin to make Annuity Payouts, the Annuity Payout Option cannot be changed.

LIFE ANNUITY -- We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. A Payee would receive only one Annuity Payout if the Annuitant dies after the first payout, two Annuity Payouts if the Annuitant dies after the second payout, and so forth.

LIFE ANNUITY WITH CASH REFUND -- We will make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, if the Annuity Payouts already made are less than the Contract Value minus any Premium Tax, the remaining value will be paid to the Beneficiary. The remaining value is equal to the Contract Value on the Annuity Calculation Date minus any Premium Tax minus the Annuity Payouts already made. This option is only available for Annuity Payouts using the 5% Assumed Investment Return.

LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN -- We will make Annuity Payouts as long as the Annuitant is living, but we at least guarantee to make Annuity Payouts for a time period you select, between 5 years and 100 years minus the Annuitant's age. If the Annuitant dies before the guaranteed number of years have passed, then the Beneficiary may elect to continue Annuity Payouts for the remainder of the guaranteed number of years or receive the Commuted Value in one sum.

For Qualified Contracts, the guaranteed number of years must be less than the life expectancy of the Annuitant at the time the Annuity Payouts begin. We compute life expectancy using the IRS mortality tables.

JOINT AND LAST SURVIVOR LIFE ANNUITY -- We will make Annuity Payouts as long as the Annuitant and Joint Annuitant are living. When one Annuitant dies, we continue to make Annuity Payouts to the other Annuitant until that second Annuitant dies. When choosing this option, you must decide what will happen to the Annuity Payouts; either fixed or variable, after the first Annuitant dies. You must select Annuity Payouts that:

- Remain the same at 100%, or

- Decrease to 66.67%, or

- Decrease to 50%.

For variable Annuity Payouts, these percentages represent Annuity Units; for fixed Annuity Payouts, they represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN -- We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living, but we at least guarantee to make Annuity Payouts for a time period you select, between 5 years and 100 years minus the Annuitant's age. If the Annuitant and the Joint Annuitant both die before the guaranteed number of years have passed, then the Beneficiary has two choices, to continue Annuity Payouts for the remainder of the guaranteed number of years or to receive the Commuted Value in one sum.

When choosing this Annuity Payout Option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies. You must select Annuity Payouts that:

- Remain the same at 100%, or

- Decrease to 66.67%, or

- Decrease to 50%.

For variable dollar amount Annuity Payouts, these percentages represent Annuity Units. For fixed-dollar amount Annuity Payouts, these percentages represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

PAYMENTS FOR A PERIOD CERTAIN -- We will make payments for a specified time.
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HARTFORD LIFE INSURANCE COMPANY                                               33
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If you select Putnam Hartford Capital Manager, the minimum period that you can select is 10 years during the first two Contract years and 5 years after the second Contract Anniversary. The maximum period that you can select is 100 years minus your Annuitant's age.

If you select Putnam Hartford Capital Access or Putnam Hartford Capital Manager Edge, you may select any period between 5 years and 30 years.

If the Annuitant dies prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a lump sum payment or we will continue payments until the end of the period selected

IMPORTANT INFORMATION:

- YOU CANNOT SURRENDER YOUR CONTRACT ONCE ANNUITY PAYOUTS BEGIN, UNLESS YOU HAVE SELECTED LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN, JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN, AND PAYMENTS FOR A PERIOD CERTAIN ANNUITY VARIABLE DOLLAR AMOUNT PAYOUT OPTION. A CONTINGENT DEFERRED SALES CHARGE MAY BE DEDUCTED IF YOU SELECT PUTNAM HARTFORD CAPITAL MANAGER.

- For Non-Qualified Contracts, if you do not elect an Annuity Payout Option, fixed Annuity Payouts will automatically begin on the Annuity Commencement Date under the Life Annuity with 10 Years of Payments Certain.

- For Qualified Contracts and Contracts issued in Texas, if you do not elect an Annuity Payout Option, fixed Annuity Payouts will begin automatically on the Annuity Commencement Date, under the Life Annuity Payout Option.

3.  HOW OFTEN DO YOU WANT THE PAYEE TO RECEIVE ANNUITY PAYOUTS?

In addition to selecting an Annuity Commencement Date and an Annuity Payout Option, you must also decide how often you want the Payee to receive Annuity Payouts. You may choose to receive Annuity Payouts:

- monthly,

- quarterly,

- semi-annually, or

- annually.

Once you select a frequency, it cannot be changed. If you do not make a selection, the Payee will receive monthly Annuity Payouts. You must select a frequency that results in an Annuity Payout of at least $50. If the amount falls below $50, we have the right to change the frequency to bring the Annuity Payout up to at least $50. For Contracts issued in New York, the minimum monthly Annuity Payout is $20.

4.  WHAT IS THE ASSUMED INVESTMENT RETURN?

The Assumed Investment Return ("AIR") is the investment return you select before we start to make Annuity Payouts. It is a critical assumption for calculating variable dollar amount Annuity Payouts. The first Annuity Payout will be based upon the AIR. The remaining Annuity Payouts will fluctuate based on the performance of the underlying Funds.

Subject to the approval of your State, you can select one of three AIRs: 3%, 5% or 6%. The greater the AIR, the greater the initial Annuity Payout. A higher AIR may result in smaller potential growth in the Annuity Payouts. On the other hand, a lower AIR results in a lower initial Annuity Payout, but future Annuity Payouts have the potential to be greater.

For example, if the second monthly Annuity Payout is the same as the first, the sub-accounts earned exactly the same return as the AIR. If the second monthly Annuity Payout is more than the first, the sub-accounts earned more than the AIR. If the second Annuity Payout is less than the first, the sub-account earned less than the AIR.

Level variable dollar amount Annuity Payouts would be produced if the investment returns remained constant and equal to the AIR. In fact, Annuity Payouts will vary up or down as the investment rate varies up or down from the AIR.

5. DO YOU WANT ANNUITY PAYOUTS TO BE FIXED-DOLLAR AMOUNT, VARIABLE-DOLLAR AMOUNT OR A COMBINATION OF BOTH?

You may choose an Annuity Payout Option with fixed-dollar amounts, variable-dollar amounts or a combination of both, depending on your income needs.

FIXED-DOLLAR AMOUNT ANNUITY PAYOUTS -- Once a fixed-dollar amount Annuity Payout begins, you cannot change your selection to receive variable-dollar amount Annuity Payout. You will receive equal fixed-dollar amount Annuity Payouts throughout the Annuity Payout period. Fixed-dollar amount Annuity Payout amounts are determined by multiplying the Contract Value, minus any applicable Premium Taxes, by an Annuity rate. The annuity rate is set by us and is not less than the rate specified in the Fixed Payment Annuity tables in your Contract.

VARIABLE-DOLLAR AMOUNT ANNUITY PAYOUTS -- A variable-dollar amount Annuity Payout is based on the investment performance of the Sub-Accounts. The variable-dollar amount Annuity Payouts may fluctuate with the performance of the underlying Funds. To begin making variable-dollar amount Annuity Payouts, we convert the first Annuity Payout amount to a set number of Annuity Units and then price those units to determine the Annuity Payout amount. The number of Annuity Units that determines the Annuity Payout amount remains fixed unless you transfer units between Sub-Accounts.

The dollar amount of the first variable Annuity Payout depends on:

- the Annuity Payout Option chosen,

- the Annuitant's attained age and gender (if applicable), and,

- the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table
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34                                               HARTFORD LIFE INSURANCE COMPANY
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- the Assumed Investment Return

The total amount of the first variable-dollar amount Annuity Payout is determined by dividing the Contract Value minus any applicable Premium Taxes, by $1,000 and multiplying the result by the payment factor defined in the Contract for the selected Annuity Payout Option.

The dollar amount of each subsequent variable-dollar amount Annuity Payout is equal to the total of:

Annuity Units for each Sub-Account multiplied by Annuity Unit Value of each Sub-Account.

The Annuity Unit Value of each Sub-Account for any Valuation Period is equal to the Accumulation Unit Value Net Investment Factor for the current Valuation Period multiplied by the Annuity Unit factor, multiplied by the Annuity Unit Value for the preceding Valuation Period.

COMBINATION ANNUITY PAYOUTS -- You may choose to receive a combination of fixed-dollar amount and variable-dollar amount annuity payouts as long as they total 100% of your Annuity Payout. For example, you may choose to receive 40% fixed-dollar amount and 60% variable-dollar amount to meet your income needs.

TRANSFER OF ANNUITY UNITS -- After the Annuity Calculation Date, you may transfer dollar amounts of Annuity Units from one Sub-Account to another. On the day you make a transfer, the dollar amounts are equal for both Sub-Accounts and the number of Annuity Units will be different. We will transfer the dollar amount of your Annuity Units the day we receive your written request if received before the close of the New York Stock Exchange. Otherwise, the transfer will be made on the next Valuation Day.

OTHER PROGRAMS AVAILABLE
--------------------------------------------------------------------------------

INVESTEASE-REGISTERED TRADEMARK- PROGRAM -- InvestEase is an electronic transfer program that allows you to have money automatically transferred from your checking or savings account, and invested in your Contract. It is available for Premium Payments made after your initial Premium Payment. The minimum amount for each transfer is $50. You can elect to have transfers occur either monthly or quarterly, and they can be made into any Account available in your Contract.

AUTOMATIC INCOME PROGRAM -- The Automatic Income Program allows you to Surrender up to 15% of your total Premium Payments each Contract Year if you select Putnam Hartford Capital Manager. You may Surrender up to 100% of your total Premium Payments each year if you select Putnam Hartford Capital Access or Putnam Hartford Capital Manager Edge. We can Surrender from the Accounts you select systematically on a monthly, quarterly, semiannual, or annual basis. The Automatic Income Program may change based on your instructions after your seventh Contract Year.

AUTOMATIC REBALANCING PROGRAM -- Automatic Rebalancing is a program that allows you to choose an allocation for your Sub-Accounts to help you reach your investment goals. Some Contracts offer model allocations with pre-selected Sub-Accounts and percentages that have been established for each type of investor -- ranging from conservative to aggressive. Over time, Sub-Account performance may cause your Contract's allocation percentages to change, but under the Asset Allocation Program, your Sub-Account allocations are rebalanced to the percentages in the current model you have chosen. You can transfer freely between allocation models up to twelve times per year. You can also allocate a portion of your investment to Sub-Accounts that may not be part of the model. You can only participate in one asset allocation model at a time.

OTHER INFORMATION
--------------------------------------------------------------------------------

ASSIGNMENT -- Ownership of a Contract is generally assignable. However, if the Contract is issued to a tax qualified retirement plan, it is possible that the ownership of the Contract may not be transferred or assigned. An assignment of a Non-Qualified Contract may subject the Contract Values or Surrender Value to income taxes and certain penalty taxes.

CONTRACT MODIFICATION -- The Annuitant may not be changed. However, if the Annuitant is still living, the Contingent Annuitant may be changed at any time prior to the Annuity Commencement Date by sending us written notice. We may modify the Contract, but no modification will effect the amount or term of any Contract unless a modification is required to conform the Contract to applicable Federal or State law. No modification will effect the method by which Contract Values are determined.

HOW CONTRACTS ARE SOLD -- Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. HSD is an affiliate of ours. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as ours. The securities will be sold by individuals who represent us as insurance agents and who are registered representatives of Broker-Dealers that have entered into distribution agreements with HSD.

Commissions will be paid by Hartford and will not be more than 7% of Premium Payments. From time to time, Hartford may pay
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HARTFORD LIFE INSURANCE COMPANY                                               35
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or permit other promotional incentives, in cash or credit or other compensation.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on Premium Payments made by policyholders or Contract Owners. This compensation is usually paid from the sales charges described in this Prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or Contract Owners to purchase, hold or Surrender variable insurance products.

The Contract may be sold directly to certain individuals under certain circumstances that do not involve payment of any sales compensation to a registered representative. In such case, Hartford will credit the Contract with an additional 5.0% of the Premium Payment. This additional percentage of Premium Payment in no way affects present or future charges, rights, benefits or current values of other Contract Owners. The following class of individuals are eligible for this feature: (1) current or retired officers, directors, trustees and employees (and their families) of the ultimate parent and affiliates of Hartford; and (2) employees and registered representatives (and their families) of registered broker-dealers (or their financial institutions) that have a sales agreement with Hartford and its principal underwriter to sell the Contracts.

LEGAL MATTERS AND EXPERTS

There are no material legal proceedings pending to which the Separate Account is a party.

Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary, Hartford Life Insurance Company, P.O. Box 2999, Hartford, Connecticut 06104-2999.

The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

MORE INFORMATION

You may call your Representative if you have any questions or write or call us at the address below:

Hartford Life Insurance Company
Attn: Investment Product Services
P.O. Box 5085
Hartford, Connecticut 06102-5085
Telephone: (800) 521-0538

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

What are some of the federal tax consequences which affect these Contracts?

A.  GENERAL

Since federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

B.  TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT

The Separate Account is taxed as part of Hartford which is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Value of Accumulation Units"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.

C. TAXATION OF ANNUITIES -- GENERAL PROVISIONS AFFECTING PURCHASERS OTHER THAN QUALIFIED RETIREMENT PLANS

Section 72 of the Code governs the taxation of annuities in general.
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36                                               HARTFORD LIFE INSURANCE COMPANY
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 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.

Code Section 72 contains provisions for contract owners which are not natural persons. Non-natural persons include corporations, trusts, limited liability companies, partnerships and other types of legal entities. The tax rules for contracts owned by non-natural persons are different from the rules for contracts owned by individuals. For example, the annual net increase in the value of the contract is currently includible in the gross income of a non-natural person, unless the non-natural person holds the contract as an agent for a natural person. There are additional exceptions from current inclusion for:

- certain annuities held by structured settlement companies,

- certain annuities held by an employer with respect to a terminated qualified retirement plan and

- certain immediate annuities.

A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

If the contract owner is a non-natural person, the primary annuitant is treated as the contract owner in applying mandatory distribution rules. These rules require that certain distributions be made upon the death of the contract owner. A change in the primary annuitant is also treated as the death of the contract owner.

 2. OTHER CONTRACT OWNERS (NATURAL PERSONS).

A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

    a. DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

  i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

 ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

 iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such income on the contract shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

 iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

 v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

    b. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

  i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

 ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

 iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

    c. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.

Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same
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HARTFORD LIFE INSURANCE COMPANY                                               37
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calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.

    d. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
       PAYMENTS.

  i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

 ii. The 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):

    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a recipient's becoming disabled.

    4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's designated Beneficiary).

    5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

    e. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract,
(2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income. In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.

    f. REQUIRED DISTRIBUTIONS

  i. Death of Contract Owner or Primary Annuitant
    Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

     1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

     2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

     3. If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

 ii. Alternative Election to Satisfy Distribution Requirements
    If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. Distributions must begin within a year of the Contract Owner's death.

 iii. Spouse Beneficiary
    If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above. This spousal continuation shall apply only once for this contract.
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38                                               HARTFORD LIFE INSURANCE COMPANY
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 3. DIVERSIFICATION REQUIREMENTS.

The Code requires that investments supporting your contract be adequately diversified. Code Section 817 provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as an annuity contract, the contract owner will be subject to income tax on annual increases in cash value.

The Treasury Department's diversification regulations require, among other things, that:

- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

- no more than 70% is represented by any two investments,

- no more than 80% is represented by any three investments and

- no more than 90% is represented by any four investments.

In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the contract owner must agree to pay the tax due for the period during which the diversification requirements were not met.

We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.

 4. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT.

In order for a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.

The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.

In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract."

The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.

Due to the lack of specific guidance on investor control, there is some uncertainty about when a contract owner is considered the owner of the assets for tax purposes. We reserve the right to modify the contract, as necessary, to prevent you from being considered the owner of assets in the separate account.

D.  FEDERAL INCOME TAX WITHHOLDING

Any portion of a distribution that is (or is deemed to be) current taxable income to the Contract Owner will be subject to federal income tax withholding and reporting under the Code. Generally, however, a Contract Owner may elect not to have income taxes withheld or to have income taxes withheld at a different rate by filing a completed election form with us. Election forms will be provided at the time distributions are requested.

E.  GENERAL PROVISIONS AFFECTING TAX-QUALIFIED RETIREMENT PLANS

The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to Appendix I for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.

F.  ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

HARTFORD LIFE INSURANCE COMPANY                                               39
--------------------------------------------------------------------------------

G.  GENERATION-SKIPPING TRANSFERS

Under certain circumstances, the Internal Revenue Code may impose a "generation skipping transfer tax" when all or part of an annuity is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Federal tax law may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

40                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION

SECTION
----------------------------------------------------------------------
DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY
----------------------------------------------------------------------
SAFEKEEPING OF ASSETS
----------------------------------------------------------------------
INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------------------------------------
DISTRIBUTION OF CONTRACTS
----------------------------------------------------------------------
CALCULATION OF YIELD AND RETURN
----------------------------------------------------------------------
PERFORMANCE COMPARISONS
----------------------------------------------------------------------
FINANCIAL STATEMENTS
----------------------------------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                               41
--------------------------------------------------------------------------------

APPENDIX I -- INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. Because of the complexity of the federal tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.

Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.

We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.

1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS -- Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions." Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.

2. TAX SHELTERED ANNUITIES UNDER SECTION 403(B) -- Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. Generally, such contributions may not exceed the lesser of $10,500 (indexed) or 20% of the employee's "includable compensation" for such employee's most recent full year of employment, subject to other adjustments. Special provisions under the Code may allow some employees to elect a different overall limitation.

Tax-sheltered annuity programs under Section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT unless such distribution is made:

- after the participating employee attains age 59 1/2;

- upon separation from service;

- upon death or disability; or

- in the case of hardship (and, in the case of hardship, any income attributable to such contributions may not be distributed).

Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.

3. DEFERRED COMPENSATION PLANS UNDER SECTION 457 -- A governmental employer or a tax-exempt employer other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.

Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is 33 1/3% of a participant's includable compensation (typically 25% of gross compensation) or, for 2000, $8,000 (indexed), whichever is less. The plan may provide for additional "catch-up" contributions during the three taxable years ending before the year in which the participant attains normal retirement age.

All of the assets and income of an eligible Deferred Compensation Plan of a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of

42                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from an eligible Deferred Compensation Plan are prohibited under section 457 of the Code unless made after the participating employee:

- attains age 70 1/2,

- separates from service,

- dies, or

- suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a Deferred Compensation Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Deferred Compensation Plans under section 457 in limited cases.

4. INDIVIDUAL RETIREMENT ANNUITIES ("IRA") UNDER SECTION 408

TRADITIONAL IRAS. -- Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA.
Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. Distributions from certain tax-qualified retirement plans may be "rolled-over" to an IRA on a tax-deferred basis.

SIMPLE IRAS. -- Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.

ROTH IRAS. -- Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA may be converted into a Roth IRA or a distribution from a Traditional IRA may be rolled over to a Roth IRA. However, a conversion or a rollover from a Traditional IRA to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.

5. FEDERAL TAX PENALTIES AND WITHHOLDING -- Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.

(a) PENALTY TAX ON EARLY DISTRIBUTIONS Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distributions that is:

- Made on or after the date on which the employee reaches age 59 1/2;

- Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;

- Attributable to the employee's becoming disabled (as defined in the Code);

- Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary;

- Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or

- Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.

IN ADDITION, THE 10% PENALTY TAX DOES NOT APPLY TO A DISTRIBUTION FROM AN IRA THAT IS:

- Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;

- Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or

- A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.

If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

(b) MINIMUM DISTRIBUTION PENALTY TAX If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.

An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:

- the calendar year in which the individual attains age 70 1/2; or

- the calendar year in which the individual retires from service with the employer sponsoring the plan.

HARTFORD LIFE INSURANCE COMPANY                                               43
--------------------------------------------------------------------------------

The Required Beginning Date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2.

The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:

- the life of the Participant or the lives of the Participant and the Participant's designated beneficiary, or

- over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.

Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

(c) WITHHOLDING In general, regular wage withholding rules apply to distributions from IRAs and plans described in section 457 of the Code. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.

Mandatory federal income tax withholding at a flat rate of 20% will generally apply to other distributions from such other tax-qualified retirement plans unless such distributions are:

- the non-taxable portion of the distribution;

- required minimum distributions; or

- direct transfer distributions.

Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).

Certain states require withholding of state taxes when federal income tax is withheld.

44                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

APPENDIX II -- OPTIONAL DEATH BENEFIT -- EXAMPLES

EXAMPLE 1
Assume that you make a Premium Payment of $100,000. On the first Contract Anniversary assume your Contract Value is $108,000.00. The Interest Accumulation Value is $105,000 or 5% accumulation on the $100,000 Premium Payment.

$100,000       Premium Payment
$  5,000       Interest of 5%
--------
$105,000       Interest Accumulation Value

If you request a partial Surrender of $10,000 the next day, your Interest Accumulation Value will change. The adjustment for the partial Surrender is determined by dividing the partial Surrender amount by the Contract Value prior to the Surrender and multiplying that amount by the Interest Accumulation Value prior to the Surrender. To determine the new Interest Accumulation Value, that total is then subtracted from the Interest Accumulation Value prior to the Surrender.

$ 10,000       partial Surrender divided by
$108,000       Contract Value prior to Surrender equals
  .09259       multiplied by
$105,000       Interest Accumulation Value for a total of
$  9,722       to be deducted from the Interest Accumulation Value equals
$ 95,278       the new Interest Accumulation Value

EXAMPLE 2
Assume that you make a Premium Payment of $100,000. On the first Contract Anniversary assume your Contract Value is $92,000.00. The Interest Accumulation Value is $105,000 or 5% accumulation on the $100,000 Premium Payment.

$100,000       Premium Payment
$  5,000       Interest of 5%
--------
$105,000       Interest Accumulation Value

If you request a partial Surrender of $10,000 the next day, your Interest Accumulation Value will change. The adjustment for the partial Surrender is determined by dividing the partial Surrender amount by the Contract Value prior to the Surrender and multiplying that amount by the Interest Accumulation Value prior to the Surrender. To determine the new Interest Accumulation Value, that total is then subtracted from the Interest Accumulation Value prior to the Surrender.

$ 10,000       partial Surrender divided by
$ 92,000       Contract Value prior to Surrender equals
  .10870       multiplied by
$105,000       Interest Accumulation Value for a total of
$ 11,413       to be deducted from the Interest Accumulation Value equals
$ 93,587       the New Interest Accumulation Value

HARTFORD LIFE INSURANCE COMPANY                                               45
--------------------------------------------------------------------------------

APPENDIX III -- ACCUMULATION UNIT VALUES

ACCUMULATION UNIT VALUES -- PUTNAM HARTFORD CAPITAL MANAGER

(For an Accumulation Unit outstanding throughout the period)

The following information has been derived from the audited financial statements of the Separate Account, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and should be read in conjunction with those statements which are included in the Statement of Additional Information, which is incorporated by reference in this Prospectus. No information is shown for the Putnam American Government Income Sub-Account and the Putnam Growth Opportunities Sub-Account because, as of December 31, 1999, the Sub-Accounts had not commenced operations.

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
--------------------------------------------------------------------------------
PUTNAM AMERICAN GOVERNMENT INCOME SUB-ACCOUNT
Accumulation Unit Value at beginning of period                         N/A
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                               N/A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                            N/A
--------------------------------------------------------------------------------
PUTNAM ASIA PACIFIC GROWTH SUB-ACCOUNT (INCEPTION DATE MAY
 1, 1995)
Accumulation Unit Value at beginning of period                     $ 8.552
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $17.505
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                          5,434
--------------------------------------------------------------------------------
PUTNAM DIVERSIFIED INCOME SUB-ACCOUNT (INCEPTION DATE
 SEPTEMBER 15, 1993)
Accumulation Unit Value at beginning of period                     $12.489
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $12.532
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         25,272
--------------------------------------------------------------------------------
PUTNAM THE GEORGE PUTNAM FUND OF BOSTON SUB-ACCOUNT
 (INCEPTION DATE MAY 1, 1998)
Accumulation Unit Value at beginning of period                     $10.242
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $10.063
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         12,226
--------------------------------------------------------------------------------
PUTNAM GLOBAL ASSET ALLOCATION SUB-ACCOUNT (INCEPTION DATE
 FEBRUARY 1, 1988)
Accumulation Unit Value at beginning of period                     $30.256
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $33.370
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         13,933
--------------------------------------------------------------------------------
PUTNAM GLOBAL GROWTH SUB-ACCOUNT (INCEPTION DATE MAY 1,
 1990)
Accumulation Unit Value at beginning of period                     $24.940
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $40.580
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         31,887
--------------------------------------------------------------------------------
PUTNAM GROWTH AND INCOME SUB-ACCOUNT (INCEPTION DATE
 FEBRUARY 1, 1988)
Accumulation Unit Value at beginning of period                     $45.567
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $45.646
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                        101,229
--------------------------------------------------------------------------------
PUTNAM GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value at beginning of period                         N/A
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                               N/A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                            N/A
--------------------------------------------------------------------------------

46                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
--------------------------------------------------------------------------------
PUTNAM HEALTH SCIENCES SUB-ACCOUNT (INCEPTION DATE MAY 1,
 1998)
Accumulation Unit Value at beginning of period                     $10.849
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $10.277
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                          8,510
--------------------------------------------------------------------------------
PUTNAM HIGH YIELD SUB-ACCOUNT (INCEPTION DATE FEBRUARY 1,
 1988)
Accumulation Unit Value at beginning of period                     $23.742
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $24.799
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         16,729
--------------------------------------------------------------------------------
PUTNAM INCOME SUB-ACCOUNT (INCEPTION DATE FEBRUARY 1, 1988)
Accumulation Unit Value at beginning of period                     $21.305
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $20.574
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         26,918
--------------------------------------------------------------------------------
PUTNAM INTERNATIONAL GROWTH SUB-ACCOUNT (INCEPTION DATE
 JANUARY 2, 1997)
Accumulation Unit Value at beginning of period                     $13.403
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $21.164
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         10,901
--------------------------------------------------------------------------------
PUTNAM INTERNATIONAL GROWTH AND INCOME SUB-ACCOUNT
 (INCEPTION DATE JANUARY 2, 1997)
Accumulation Unit Value at beginning of period                     $12.922
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $15.876
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                          9,695
--------------------------------------------------------------------------------
PUTNAM INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT
 (INCEPTION DATE JANUARY 2, 1997)
Accumulation Unit Value at beginning of period                     $11.226
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $22.468
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                          6,013
--------------------------------------------------------------------------------
PUTNAM INVESTORS SUB-ACCOUNT (INCEPTION DATE MAY 1, 1998)
Accumulation Unit Value at beginning of period                     $11.432
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $14.669
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         26,923
--------------------------------------------------------------------------------
PUTNAM MONEY MARKET SUB-ACCOUNT (INCEPTION DATE FEBRUARY 1,
 1988)
Accumulation Unit Value at beginning of period                     $ 1.538
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 1.591
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                        232,287
--------------------------------------------------------------------------------
PUTNAM NEW OPPORTUNITIES SUB-ACCOUNT (INCEPTION DATE MAY 2,
 1994)
Accumulation Unit Value at beginning of period                     $24.805
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $41.424
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         45,291
--------------------------------------------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                               47
--------------------------------------------------------------------------------

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
--------------------------------------------------------------------------------
PUTNAM NEW VALUE SUB-ACCOUNT (INCEPTION DATE JANUARY 2,
 1997)
Accumulation Unit Value at beginning of period                     $12.151
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $12.014
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                          8,045
--------------------------------------------------------------------------------
PUTNAM OTC & EMERGING GROWTH SUB-ACCOUNT (INCEPTION DATE MAY
 1, 1998)
Accumulation Unit Value at beginning of period                     $ 9.980
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $22.292
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                          3,871
--------------------------------------------------------------------------------
PUTNAM RESEARCH SUB-ACCOUNT (INCEPTION DATE OCTOBER 1, 1998)
Accumulation Unit Value at beginning of period                     $12.497
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $15.712
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                          3,376
--------------------------------------------------------------------------------
PUTNAM SMALL CAP VALUE SUB-ACCOUNT (INCEPTION DATE APRIL 30,
 1999)
Accumulation Unit Value at beginning of period                     $10.000
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $10.251
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                            390
--------------------------------------------------------------------------------
PUTNAM UTILITIES GROWTH AND INCOME SUB-ACCOUNT (INCEPTION
 DATE MAY 4, 1992)
Accumulation Unit Value at beginning of period                     $22.826
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $22.360
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         21,802
--------------------------------------------------------------------------------
PUTNAM VISTA SUB-ACCOUNT (INCEPTION DATE JANUARY 2, 1997)
Accumulation Unit Value at beginning of period                     $14.316
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $21.587
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                          9,972
--------------------------------------------------------------------------------
PUTNAM VOYAGER SUB-ACCOUNT (INCEPTION DATE FEBRUARY 1, 1988)
Accumulation Unit Value at beginning of period                     $55.426
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $86.479
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                         46,130
--------------------------------------------------------------------------------

48                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

ACCUMULATION UNIT VALUES -- PUTNAM HARTFORD CAPITAL ACCESS
(For an Accumulation Unit outstanding throughout the period)

The following information has been derived from the audited financial statements of the Separate Account, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and should be read in conjunction with those statements which are included in the Statement of Additional Information, which is incorporated by reference in this Prospectus. No information is shown for the Putnam American Government Income Sub-Account and the Putnam Growth Opportunities Sub-Account because, as of December 31, 1999, the Sub-Accounts had not yet commenced operations.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              1999             1998
-----------------------------------------------------------------------------------------
PUTNAM ASIA PACIFIC GROWTH SUB-ACCOUNT (INCEPTION DATE
 MAY 1, 1995)
Accumulation Unit Value at beginning of period               $10.544          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $21.511          $10.544
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   --                1
-----------------------------------------------------------------------------------------
PUTNAM DIVERSIFIED INCOME SUB-ACCOUNT (INCEPTION DATE
 SEPTEMBER 15, 1993)
Accumulation Unit Value at beginning of period               $ 9.484          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $ 9.506          $ 9.484
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   67               23
-----------------------------------------------------------------------------------------
PUTNAM THE GEORGE PUTNAM FUND SUB-ACCOUNT (INCEPTION
 DATE MAY 1, 1998)
Accumulation Unit Value at beginning of period               $10.398          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $10.202          $10.398
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                  122                7
-----------------------------------------------------------------------------------------
PUTNAM GLOBAL ASSET ALLOCATION SUB-ACCOUNT (INCEPTION
 DATE FEBRUARY 1, 1998)
Accumulation Unit Value at beginning of period               $10.191          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $11.214          $10.191
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                    4                1
-----------------------------------------------------------------------------------------
PUTNAM GLOBAL GROWTH SUB-ACCOUNT (INCEPTION DATE MAY 1,
 1995)
Accumulation Unit Value at beginning of period               $10.425          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $16.903          $10.425
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   32                6
-----------------------------------------------------------------------------------------
PUTNAM GROWTH AND INCOME SUB-ACCOUNT (INCEPTION DATE
 FEBRUARY 1, 1998)
Accumulation Unit Value at beginning of period               $10.433          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $10.439          $10.443
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                  400               23
-----------------------------------------------------------------------------------------
PUTNAM HEALTH SCIENCES SUB-ACCOUNT (INCEPTION DATE
 MAY 1, 1998)
Accumulation Unit Value at beginning of period               $10.785          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $10.202          $10.785
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   63                4
-----------------------------------------------------------------------------------------
PUTNAM HIGH YIELD SUB-ACCOUNT (INCEPTION DATE
 FEBRUARY 1, 1998)
Accumulation Unit Value at beginning of period               $ 8.895          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $ 9.272          $ 8.895
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   91                6
-----------------------------------------------------------------------------------------
PUTNAM INCOME SUB-ACCOUNT (INCEPTION DATE FEBRUARY 1,
 1998)
Accumulation Unit Value at beginning of period               $10.300          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $ 9.924          $10.300
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   79               38
-----------------------------------------------------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                               49
--------------------------------------------------------------------------------

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              1999             1998
-----------------------------------------------------------------------------------------
PUTNAM INTERNATIONAL GROWTH SUB-ACCOUNT (INCEPTION DATE
 JANUARY 2, 1997)
Accumulation Unit Value at beginning of period               $ 9.511          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $14.994          $ 9.511
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   63               19
-----------------------------------------------------------------------------------------
PUTNAM INTERNATIONAL GROWTH AND INCOME SUB-ACCOUNT
 (INCEPTION DATE JANUARY 2, 1997)
Accumulation Unit Value at beginning of period               $ 9.524          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $11.666          $ 9.524
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   29                3
-----------------------------------------------------------------------------------------
PUTNAM INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT
 (INCEPTION DATE JANUARY 2, 1997)
Accumulation Unit Value at beginning of period               $ 9.530          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $19.041          $ 9.530
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                    7                1
-----------------------------------------------------------------------------------------
PUTNAM INVESTORS SUB-ACCOUNT (INCEPTION DATE MAY 1,
 1998)
Accumulation Unit Value at beginning of period               $10.838          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $13.879          $10.838
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                  168               12
-----------------------------------------------------------------------------------------
PUTNAM MONEY MARKET SUB-ACCOUNT (INCEPTION DATE
 FEBRUARY 1, 1998)
Accumulation Unit Value at beginning of period               $ 1.014          $ 1.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $ 1.046          $ 1.014
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                1,183              445
-----------------------------------------------------------------------------------------
PUTNAM NEW OPPORTUNITIES SUB-ACCOUNT (INCEPTION DATE
 MAY 2, 1994)
Accumulation Unit Value at beginning of period               $10.572          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $17.612          $10.572
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   69               22
-----------------------------------------------------------------------------------------
PUTNAM NEW VALUE SUB-ACCOUNT (INCEPTION DATE JANUARY 2,
 1997)
Accumulation Unit Value at beginning of period               $10.301          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $10.179          $10.301
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   15                2
-----------------------------------------------------------------------------------------
PUTNAM OTC & EMERGING GROWTH SUB-ACCOUNT (INCEPTION
 DATE MAY 1, 1998)
Accumulation Unit Value at beginning of period               $10.276          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $22.902          $10.276
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   14                5
-----------------------------------------------------------------------------------------
PUTNAM RESEARCH SUB-ACCOUNT (INCEPTION DATE OCTOBER 1,
 1998)
Accumulation Unit Value at beginning of period               $12.481          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $15.673          $12.481
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   13                2
-----------------------------------------------------------------------------------------

50                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              1999             1998
-----------------------------------------------------------------------------------------
PUTNAM SMALL CAP VALUE SUB-ACCOUNT (INCEPTION DATE
 APRIL 30, 1999)
Accumulation Unit Value at beginning of period               $10.000               --
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $10.234               --
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                    2               --
-----------------------------------------------------------------------------------------
PUTNAM UTILITIES GROWTH AND INCOME SUB-ACCOUNT
 (INCEPTION DATE MAY 4, 1992)
Accumulation Unit Value at beginning of period               $11.064          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $10.813          $11.064
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   44               15
-----------------------------------------------------------------------------------------
PUTNAM VISTA SUB-ACCOUNT (INCEPTION DATE JANUARY 2,
 1997)
Accumulation Unit Value at beginning of period               $10.273          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $15.411          $10.273
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                   65                9
-----------------------------------------------------------------------------------------
PUTNAM VOYAGER SUB-ACCOUNT (INCEPTION DATE FEBRUARY 1,
 1998)
Accumulation Unit Value at beginning of period               $10.742          $10.000
-----------------------------------------------------------------------------------------
Accumulation Unit Value at end of period                     $16.723          $10.742
-----------------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period
 (in thousands)                                                  151               29
-----------------------------------------------------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                               51
--------------------------------------------------------------------------------

ACCUMULATION UNIT VALUES -- PUTNAM HARTFORD CAPITAL MANAGER EDGE

(For an Accumulation Unit outstanding throughout the period)

The following information has been derived from the audited financial statements of the Separate Account, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and should be read in conjunction with those statements which are included in the Statement of Additional Information, which is incorporated by reference in this Prospectus. No information is shown for the Putnam American Government Income Sub-Account and the Putnam Growth Opportunities Sub-Account because, as of December 31, 1999, the Sub-Accounts had not commenced operations.

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
--------------------------------------------------------------------------------
PUTNAM ASIA PACIFIC GROWTH SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 13.640
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM DIVERSIFIED INCOME SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 10.248
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
THE GEORGE PUTNAM SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 10.186
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PUTNAM GLOBAL ASSET ALLOCATION SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 11.052
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM GLOBAL GROWTH SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 14.435
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 10.311
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                             407
--------------------------------------------------------------------------------
PUTNAM HEALTH SCIENCES SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 10.824
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM HIGH YIELD SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 10.353
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM INCOME SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 10.068
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------

52                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
--------------------------------------------------------------------------------
PUTNAM INTERNATIONAL GROWTH SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 13.207
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                             216
--------------------------------------------------------------------------------
PUTNAM INTERNATIONAL GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 10.703
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 15.155
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM INVESTORS SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 12.421
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM MONEY MARKET SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $  1.009
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM NEW OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 14.596
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM NEW VALUE SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 10.373
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM OTC & EMERGING GROWTH SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 16.351
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                             174
--------------------------------------------------------------------------------
PUTNAM RESEARCH SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                             11.831
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM SMALL CAP VALUE SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 10.858
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                               53
--------------------------------------------------------------------------------

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
--------------------------------------------------------------------------------
PUTNAM UTILITIES GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $  9.841
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM VISTA SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 13.892
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                              --
--------------------------------------------------------------------------------
PUTNAM VOYAGER SUB-ACCOUNT
Accumulation Unit Value at beginning of period                     $10.00(a)
--------------------------------------------------------------------------------
Accumulation Unit Value at end of period                           $ 13.922
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number Accumulation Units outstanding at end of period (in
 thousands)                                                             310
--------------------------------------------------------------------------------

(a) Inception date October 14, 1999

This form must be completed for all tax sheltered annuities.

                     SECTION 403(b)(11) ACKNOWLEDGMENT FORM

The variable annuity Contract that you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

- attained age 59 1/2,

- separated from service,

- died, or

- become disabled.

Distributions of post December 31, 1988 contributions (excluding any income thereon) may also be made if you have experienced a financial hardship.

Also, there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service.

Also, please be aware that your 403(b) Plan may also offer other financial alternatives other than your Annuity. Please refer to your Plan.

Please complete the following and return to:

    Hartford Life Insurance Company
    Investment Product Services
    P.O. Box 5085
    Hartford, Connecticut 06102-5085

Name of Contract Owner/Participant:  ___________________________________________

Address:  ______________________________________________________________________

City or Plan/School District:  _________________________________________________

Date:  _________________________________________________________________________

Contract No.:  _________________________________________________________________

Signature:  ____________________________________________________________________

To obtain a Statement of Additional Information, please complete the form below and mail to:

    Hartford Life Insurance Company
    Attn: Investment Product Services
    P.O. Box 5085
    Hartford, Connecticut 06102-5085

Please send a Statement of Additional Information for Putnam Hartford Capital Manager, Putnam Hartford Capital Access, and Putnam Hartford Capital Manager Edge to me at the following address:

--------------------------------------------------------------------------------
                                      Name

--------------------------------------------------------------------------------
                                    Address

--------------------------------------------------------------------------------
                              City/State      Zip Code

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                         HARTFORD LIFE INSURANCE COMPANY
                  PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT
          SERIES VI OF PUTNAM HARTFORD CAPITAL MANAGER VARIABLE ANNUITY
                                       AND
                         PUTNAM HARTFORD CAPITAL ACCESS
                                       AND
                      PUTNAM HARTFORD CAPITAL MANAGER EDGE

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the prospectus.

To obtain a prospectus, send a written request to Hartford Life Insurance Company, Attn: Investment Product Services, P.O. Box 5085, Hartford, Connecticut 06102-5085.




Date of Prospectus:  ___________, 2000

Date of Statement of Additional Information:  ___________, 2000

                                TABLE OF CONTENTS


SECTION                                                                   PAGE
-------                                                                   ----
DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY............................

SAFEKEEPING OF ASSETS.....................................................

INDEPENDENT PUBLIC ACCOUNTANTS............................................

DISTRIBUTION OF CONTRACTS.................................................

CALCULATION OF YIELD AND RETURN...........................................

PERFORMANCE COMPARISONS...................................................

FINANCIAL STATEMENTS......................................................

                 DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY

Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

----------------------------------------------------------------------------------------
      Rating Agency              Effective       Rating      Basis of Rating
                              Date of Rating
----------------------------------------------------------------------------------------
A.M. Best and Company, Inc.       1/1/99           A+     Financial performance
----------------------------------------------------------------------------------------
Standard & Poor's                 8/1/99           AA     Insurer financial strength
----------------------------------------------------------------------------------------
Duff & Phelps                     7/1/99           AA+    Claims paying ability
----------------------------------------------------------------------------------------

                              SAFEKEEPING OF ASSETS

Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

                         INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                            DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.

The securities will be sold by salesperson of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid by Hartford and will not be more than 7% of premium payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in the prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender variable insurance products.

Hartford currently pays HSD underwriting commissions for its role as Principal Underwriter of all variable annuities associated with this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to and retained by HSD in its role as Principal Underwriter has been: 1999:
$76,623,142.49; 1998: $46,531,128 and 1997: $66,116,496. HSD has retained none of these commissions.

                         CALCULATION OF YIELD AND RETURN

YIELD OF A MONEY MARKET SUB-ACCOUNT. As summarized in the prospectus under the heading "Performance Related Information," the yield of a Money Market Sub-Account for a seven day period (the "base period") will be computed by determining the "net change in value" of a hypothetical account having a balance of one unit at the beginning of the period, dividing the net change in account value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued dividends as declared by the underlying funds, less expense and Contract charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result, according to the following formula:

                                                    365/7
         Effective Yield = [(Base Period Return + 1)     ] - 1

A MONEY MARKET SUB-ACCOUNT'S YIELD AND EFFECTIVE YIELD WILL VARY IN RESPONSE TO FLUCTUATIONS IN INTEREST RATES AND IN THE EXPENSES OF THE SUB-ACCOUNT. THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE MAXIMUM ANNUAL MAINTENANCE FEE.

  YIELD AND EFFECTIVE YIELD FOR THE SEVEN DAY PERIOD ENDING DECEMBER 31, 1999.

                         PUTNAM HARTFORD CAPITAL MANAGER

--------------------------------------------------------------------------------
SUB-ACCOUNT                    YIELD              EFFECTIVE YIELD
--------------------------------------------------------------------------------
Putnam Money Market            4.09%                   4.17%
--------------------------------------------------------------------------------

                         PUTNAM HARTFORD CAPITAL ACCESS

  YIELD AND EFFECTIVE YIELD FOR THE SEVEN DAY PERIOD ENDING DECEMBER 31, 1999.

--------------------------------------------------------------------------------
SUB-ACCOUNT                    YIELD              EFFECTIVE YIELD
--------------------------------------------------------------------------------
Putnam Money Market            3.72%                   3.79%
--------------------------------------------------------------------------------

                      PUTNAM HARTFORD CAPITAL MANAGER EDGE

  YIELD AND EFFECTIVE YIELD FOR THE SEVEN DAY PERIOD ENDING DECEMBER 31, 1999.

--------------------------------------------------------------------------------
SUB-ACCOUNT                    YIELD              EFFECTIVE YIELD
--------------------------------------------------------------------------------
Putnam Money Market            4.54%                   4.64%
--------------------------------------------------------------------------------

YIELD OF SUB-ACCOUNTS. As summarized in the prospectus under the heading "Performance Related Information," yields of Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying mutual fund's "net asset value per share" for the same period in addition to the daily expense charge assessed, at the sub-account level for the respective period. The Sub-Accounts' yields will vary from time to time depending upon market conditions and, the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the underlying Fund.

THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE ANNUAL MAINTENANCE FEE.

Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset charges assessed against a Contract Owner's account over the base period. Yield quotations based on a 30 day period were computed by dividing the dividends and interest earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

Example:

Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)6 - 1]

Where  A = Dividends and interest earned during the period.
       B = Expenses accrued for the period (net of reimbursements).
       C = The average daily number of units outstanding during the period that were entitled to receive dividends.
       D = The maximum offering price per unit on the last day of the period.

At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

                         PUTNAM HARTFORD CAPITAL MANAGER

        YIELD QUOTATION BASED ON A 30 DAY PERIOD ENDED DECEMBER 31, 1999.


---------------------------------------------------------------------------
SUB-ACCOUNT                                                 YIELD
---------------------------------------------------------------------------
Putnam American Government Income                            N/A
---------------------------------------------------------------------------
Putnam Growth and Income                                    0.24%
---------------------------------------------------------------------------
Putnam Global Asset Allocation                              0.73%
---------------------------------------------------------------------------
Putnam High Yield                                           9.44%
---------------------------------------------------------------------------
Putnam Utilities Growth and Income                          1.92%
---------------------------------------------------------------------------
Putnam Income                                               5.67%
---------------------------------------------------------------------------
Putnam Diversified Income                                   7.27%
---------------------------------------------------------------------------

                         PUTNAM HARTFORD CAPITAL ACCESS

        YIELD QUOTATION BASED ON A 30 DAY PERIOD ENDED DECEMBER 31, 1999.

---------------------------------------------------------------------------
SUB-ACCOUNT                                                 YIELD
---------------------------------------------------------------------------
Putnam American Government Income                             N/A
---------------------------------------------------------------------------
Putnam Growth and Income                                    -0.01%
---------------------------------------------------------------------------
Putnam Global Asset Allocation                               0.48%
---------------------------------------------------------------------------
Putnam High Yield                                            9.17%
---------------------------------------------------------------------------
Putnam Utilities Growth and Income                           1.67%
---------------------------------------------------------------------------
Putnam Income                                                5.41%
---------------------------------------------------------------------------
Putnam Diversified Income                                    7.00%
---------------------------------------------------------------------------

                      PUTNAM HARTFORD CAPITAL MANAGER EDGE

        YIELD QUOTATION BASED ON A 30 DAY PERIOD ENDED DECEMBER 31, 1999.

---------------------------------------------------------------------------
SUB-ACCOUNT                                                 YIELD
---------------------------------------------------------------------------
Putnam American Government Income                             N/A
---------------------------------------------------------------------------
Putnam Growth and Income                                     0.68%
---------------------------------------------------------------------------
Putnam Global Asset Allocation                               1.18%
---------------------------------------------------------------------------
Putnam High Yield                                            9.93%
---------------------------------------------------------------------------
Putnam Utilities Growth and Income                           2.38%
---------------------------------------------------------------------------
Putnam Income                                                6.14%
---------------------------------------------------------------------------
Putnam Diversified Income                                    7.75%
---------------------------------------------------------------------------

CALCULATION OF TOTAL RETURN. As summarized in the prospectus under the heading "Performance Related Information", total return is a measure of the change in value of an investment in a Sub-Account over the period covered and assumes that the Optional Death Benefit has not been elected. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and the $30.00 Annual Maintenance Fee (if applicable) and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Standardized total return will be calculated since the inception of the Separate Account for one year, five years, and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.

The following are the standardized average annual total return quotations for the Sub-Accounts. No information is shown for the Putnam American Government Income Sub-Account and the Putnam Growth Opportunities Sub-Account because, as of December 31, 1999, the Sub-Accounts had not yet commenced operations.

                         PUTNAM HARTFORD CAPITAL MANAGER

    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR YEAR ENDED DECEMBER 31, 1999

--------------------------------- --------------- ------------- --------------- ---------------- ------------------
                                     SEPARATE                                                     SINCE INCEPTION
          SUB-ACCOUNT                ACCOUNT         1 YEAR         5 YEAR          10 YEAR         OF SEPARATE
                                  INCEPTION DATE                                                      ACCOUNT
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam American Government Income      N/A            N/A            N/A              N/A               N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Asia Pacific Growth            5/1/95         94.69%          N/A              N/A              8.62%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Diversified Income Fund       9/15/93         -9.65%         2.09%             N/A             -0.12%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam The George Putnam Fund
of Boston                             5/1/98        -11.75%          N/A              N/A             -11.16%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Global Asset Allocation        2/1/88         0.30%          12.59%           8.34%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Global Growth                  5/1/90         52.71%         22.52%            N/A             12.97%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Growth and Income              2/1/88         -9.83%         15.28%          10.22%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Growth Opportunities            N/A            N/A            N/A              N/A               N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Health Sciences                5/1/98        -15.27%          N/A              N/A             -5.75%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam High Yield                     2/1/88         -5.55%         4.04%            7.17%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Income                         2/1/88        -13.43%         2.44%            3.65%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam International Growth           1/2/97         47.91%          N/A              N/A             24.42%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam International Growth and
Income                                1/2/97         12.86%          N/A              N/A             12.43%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam International New
Opportunities                         1/2/97         90.14%          N/A              N/A             26.64%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Investors                      5/1/98         18.32%          N/A              N/A             19.20%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Money Market                   2/1/88         -6.59%         -0.02%           0.64%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam New Opportunities              5/2/94         57.00%         28.67%            N/A             26.12%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam New Value                      1/2/97        -11.13%          N/A              N/A              1.67%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam OTC & Emerging Growth          5/1/98        113.38%          N/A              N/A             55.09%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Research                      10/1/98         15.73%          N/A              N/A             34.29%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Small Cap Value                5/3/99          N/A            N/A              N/A             -7.39%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Utilities Growth and
Income                                5/1/92        -12.04%         12.86%            N/A              8.57%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Vista                          1/2/97         40.79%          N/A              N/A             25.42%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Voyager                        2/1/88         46.02%         27.45%          18.67%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------

                         PUTNAM HARTFORD CAPITAL ACCESS

    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR YEAR ENDED DECEMBER 31, 1999

--------------------------------- --------------- ------------- --------------- ---------------- ------------------
                                     SEPARATE                                                     SINCE INCEPTION
          SUB-ACCOUNT                ACCOUNT         1 YEAR         5 YEAR          10 YEAR         OF SEPARATE
                                  INCEPTION DATE                                                      ACCOUNT
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Asia Pacific Growth          5/1/95          101.01%          N/A              N/A              8.95%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Diversified Income
Fund                               9/15/93          -2.77%          2.55%             N/A              0.16%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
The George Putnam Fund              5/1/98          -4.88%           N/A              N/A             -3.24%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Global Asset Allocation      2/1/88           7.04%          12.95%           8.20%              N/A
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Global Growth                5/1/90          59.13%          22.54%            N/A             12.73%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Growth and Income            2/1/88          -3.03%          15.41%          10.00%              N/A
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Health Sciences              5/1/98          -8.40%           N/A              N/A             -2.37%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam High Yield                   2/1/88           1.23%          4.47%            6.97%              N/A
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Income                       2/1/88          -6.62%          2.91%            3.45%              N/A
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam International Growth         1/2/97          54.66%           N/A              N/A             25.29%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam International Growth
and Incoe                           1/2/97          19.50%           N/A              N/A             13.81%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam International New
Opportunities                       1/2/97          96.80%           N/A              N/A             27.59%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Investors                    5/1/98          25.07%           N/A              N/A             22.12%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Money Market                 2/1/88           0.14%          0.52%            0.45%              N/A
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam New Opportunities            5/2/94          63.58%          28.63%            N/A             25.97%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam New Value                    1/2/97          -4.18%           N/A              N/A              3.37%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam OTC & Emerging Growth        5/1/98          119.87%          N/A              N/A             57.47%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Research                    10/1/98          22.58%           N/A              N/A             38.45%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Small Cap Value              5/3/99            N/A            N/A              N/A             -0.55%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Utilities Growth and
Income Bond                         5/1/92          -5.27%          13.08%            N/A              8.28%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Vista Fund                   1/2/97          47.39%           N/A              N/A             26.37%
------------------------------ ----------------- -------------- --------------- ---------------- ------------------
Putnam Voyager                      2/1/88          52.68%          27.42%          18.43%              N/A
------------------------------ ----------------- -------------- --------------- ---------------- ------------------

                      PUTNAM HARTFORD CAPITAL MANAGER EDGE

    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR YEAR ENDED DECEMBER 31, 1999

--------------------------------- --------------- ------------- --------------- ---------------- ------------------
                                     SEPARATE                                                     SINCE INCEPTION
          SUB-ACCOUNT                ACCOUNT         1 YEAR         5 YEAR          10 YEAR         OF SEPARATE
                                  INCEPTION DATE                                                      ACCOUNT
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Asia Pacific Growth          5/1/95         91.30%           N/A              N/A              8.25%
-------------------------------------------------------------------------------------------------------------------
Putnam Diversified Income Fund      9/15/93        -7.74%          2.00%             N/A             -0.16%
-------------------------------------------------------------------------------------------------------------------
The George Putnam Fund              5/1/98         -10.53%          N/A              N/A             -10.77%
-------------------------------------------------------------------------------------------------------------------
Putnam Global Asset Allocation      2/1/88          1.75%          12.21%           8.12%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam Global Growth                5/1/90         51.45%          21.92%            N/A             12.71%
-------------------------------------------------------------------------------------------------------------------
Putnam Growth and Income            2/1/88         -7.91%          14.85%          10.01%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam Health Sciences              5/1/98         -13.08%          N/A              N/A             -8.33%
-------------------------------------------------------------------------------------------------------------------
Putnam High Yield                   2/1/88         -3.85%          3.89%            6.96%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam Income                       2/1/88         -11.33%         2.33%            3.44%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam International Growth         1/2/97         46.90%           N/A              N/A             23.77%
-------------------------------------------------------------------------------------------------------------------
Putnam International Growth and
Income                              1/2/97         13.63%           N/A              N/A             12.24%
-------------------------------------------------------------------------------------------------------------------
Putnam International New
Opportunities                       1/2/97         86.98%           N/A              N/A             25.90%
-------------------------------------------------------------------------------------------------------------------
Putnam Investors                    5/1/98         18.81%           N/A              N/A             18.64%
-------------------------------------------------------------------------------------------------------------------
Putnam Money Market                 2/1/88         -4.84%          -0.07%           0.40%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam New Opportunities            5/2/94         55.53%          27.99%            N/A             25.51%
-------------------------------------------------------------------------------------------------------------------
Putnam New Value                    1/2/97         -9.14%           N/A              N/A              1.95%
-------------------------------------------------------------------------------------------------------------------
Putnam OTC & Emerging Growth        5/1/98         109.04%          N/A              N/A             52.99%
-------------------------------------------------------------------------------------------------------------------
Putnam Research                     10/1/98        16.35%            N/A             N/A             32.94%
-------------------------------------------------------------------------------------------------------------------
Putnam Small Cap Value              5/3/99           N/A            N/A              N/A             -5.94%
-------------------------------------------------------------------------------------------------------------------
Putnam Utilities Growth and
Income Bond                         5/1/92         -10.01%         12.48%            N/A              8.14%
-------------------------------------------------------------------------------------------------------------------
Putnam Vista Fund                   1/2/97         40.14%           N/A              N/A             24.74%
-------------------------------------------------------------------------------------------------------------------
Putnam Voyager                      2/1/88          45.11%         26.79%          18.45%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam American Government Income     N/A            N/A            N/A              N/A               N/A
-------------------------------------------------------------------------------------------------------------------
Putnam Growth Opportunities           N/A            N/A            N/A              N/A               N/A
-------------------------------------------------------------------------------------------------------------------

Performance figures above do not reflect any deductions for Optional Death Benefit charges. Performance would have been lower had the Optional Death Benefit been available and been chosen.

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated since the inception of the underlying fund for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that any applicable contingent deferred sales charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

The following are the non-standardized annualized total return quotations for the Sub-Accounts. No information is shown for the Putnam American Government Income Sub-Account and the Putnam Growth Opportunities Sub-Account because, as of December 31, 1999, the Sub-Accounts had not yet commenced operations.

                         PUTNAM HARTFORD CAPITAL MANAGER

           NON-STANDARDIZED ANNUALIZED TOTAL RETURN THAT PRE-DATE THE
             INCEPTION DATE OF THE SEPARATE ACCOUNT FOR YEAR ENDED
                                DECEMBER 31, 1999

--------------------------------- --------------- ------------- --------------- ---------------- ------------------
                                       FUND                                                       SINCE INCEPTION
          SUB-ACCOUNT             INCEPTION DATE     1 YEAR         5 YEAR          10 YEAR           OF FUND
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam American Government
Income                                 N/A            N/A            N/A              N/A               N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Asia Pacific Growth            5/1/95        104.69%          N/A              N/A             12.73%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Diversified Income Fund       9/15/93         0.35%          5.43%             N/A              3.65%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam The George Putnam Fund
of Boston                             5/1/98         -1.75%          N/A              N/A              0.38%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Global Asset Allocation        2/1/88         10.30%         15.36%          10.71%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Global Growth                  5/1/90         62.71%         25.34%            N/A             15.58%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Growth and Income              2/1/88         0.17%          17.74%          12.41%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Growth Opportunities            N/A            N/A            N/A              N/A               N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Health Sciences                5/1/98         -5.27%          N/A              N/A              1.65%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam High Yield                     2/1/88         4.45%          7.25%            9.29%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Income                        2./1/88         -3.43%         5.78%            6.07%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam International Growth           1/2/97         57.91%          N/A              N/A             28.45%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam International Growth and
Income                                1/2/97         22.86%          N/A              N/A             16.69%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam International New
Opportunities                         1/2/97        100.14%          N/A              N/A             31.04%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Investors                      5/1/98         28.32%          N/A              N/A             25.82%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Money Market                   2/1/88         3.41%          3.72%            3.53%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam New Opportunities              5/2/94         67.00%         31.05%            N/A             28.50%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam New Value                      1/2/97         -1.13%          N/A              N/A              6.32%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam OTC & Emerging Growth          5/1/98        123.38%          N/A              N/A             61.68%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Research                      10/1/98         25.73%          N/A              N/A             43.57%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Small Cap Value                5/3/99          N/A            N/A              N/A              2.61%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Utilities Growth and
Income                                5/1/92         -2.04%         15.48%            N/A             11.06%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Vista                          1/2/97         50.79%          N/A              N/A             29.30%
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Voyager                        2/1/88         56.02%         29.83%          20.61%              N/A
--------------------------------- --------------- ------------- --------------- ---------------- ------------------

                         PUTNAM HARTFORD CAPITAL ACCESS

           NON-STANDARDIZED ANNUALIZED TOTAL RETURN THAT PRE-DATE THE
             INCEPTION DATE OF THE SEPARATE ACCOUNT FOR YEAR ENDED
                                DECEMBER 31, 1999

--------------------------------- --------------- ------------- --------------- ---------------- ------------------
                                       FUND                                                       SINCE INCEPTION
          SUB-ACCOUNT             INCEPTION DATE     1 YEAR         5 YEAR          10 YEAR           OF FUND
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Asia Pacific Growth          5/1/95          104.01%          N/A              N/A             12.46%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Diversified Income Fund      9/15/93          0.23%          5.18%             N/A              3.40%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
The George Putnam Fund              5/1/98          -1.88%           N/A              N/A              0.26%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Global Asset Allocation      2/1/88          10.04%          15.24%          10.59%              N/A
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Global Growth                5/1/90          62.13%          25.02%            N/A             15.37%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Growth and Income            2/1/88          -0.03%          17.43%          12.21%              N/A
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Health Sciences              5/1/98          -5.40%           N/A              N/A              1.35%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam High Yield                   2/1/88           4.23%          7.01%            9.11%              N/A
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Income                       2./1/88         -3.62%          5.55%            5.89%              N/A
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam International Growth         1/2/97          57.66%           N/A              N/A             28.05%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam International Growth
and Income                          1/2/97          22.50%           N/A              N/A             16.51%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam International New
Opportunities                       1/2/97          99.80%           N/A              N/A             30.76%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Investors                    5/1/98          28.07%           N/A              N/A             25.57%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Money Market                 2/1/88           3.14%          3.49%            3.38%              N/A
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam New Opportunities            5/2/94          66.58%          30.72%            N/A             28.18%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam New Value                    1/2/97          -1.18%           N/A              N/A              6.13%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam OTC & Emerging Growth        5/1/98          122.87%          N/A              N/A             61.39%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Research                     10/1/98         25.58%           N/A              N/A             43.29%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Small Cap Value              5/3/99            N/A            N/A              N/A              2.45%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Utilities Growth and
Income Bond                         5/1/92          -2.27%          15.22%            N/A             10.79%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Vista Fund                   1/2/97          50.39%           N/A              N/A             29.00%
------------------------------- ---------------- -------------- --------------- ---------------- ------------------
Putnam Voyager                      2/1/88          55.68%          29.50%          20.40%              N/A
------------------------------- ---------------- -------------- --------------- ---------------- ------------------

                      PUTNAM HARTFORD CAPITAL MANAGER EDGE

             NON-STANDARDIZED ANNUALIZED TOTAL RETURN THAT PRE-DATE
   THE INCEPTION DATE OF THE SEPARATE ACCOUNT FOR YEAR ENDED DECEMBER 31, 1999

--------------------------------- --------------- ------------- --------------- ---------------- ------------------
                                       FUND                                                       SINCE INCEPTION
          SUB-ACCOUNT             INCEPTION DATE     1 YEAR         5 YEAR          10 YEAR           OF FUND
--------------------------------- --------------- ------------- --------------- ---------------- ------------------
Putnam Asia Pacific Growth          5/1/95         103.55%          N/A              N/A             13.00%
-------------------------------------------------------------------------------------------------------------------
Putnam Diversified Income Fund      9/15/93        -0.21%          5.69%             N/A              3.95%
-------------------------------------------------------------------------------------------------------------------
The George Putnam Fund              5/1/98         -2.29%           N/A              N/A              1.31%
-------------------------------------------------------------------------------------------------------------------
Putnam Global Asset Allocation      2/1/88          9.74%          15.65%          11.09%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam Global Growth                5/1/90         61.81%          25.65%            N/A             15.98%
-------------------------------------------------------------------------------------------------------------------
Putnam Growth and Income            2/1/88         -0.38%          18.03%          12.81%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam Health Sciences              5/1/98         -5.79%           N/A              N/A             -0.06%
-------------------------------------------------------------------------------------------------------------------
Putnam High Yield                   2/1/88          3.87%          7.52%            9.67%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam Income                       2/1/88         -3.96%          6.05%            6.44%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam International Growth         1/2/97         57.03%           N/A              N/A             28.60%
-------------------------------------------------------------------------------------------------------------------
Putnam International Growth and
Income                              1/2/97         22.18%           N/A              N/A             16.83%
-------------------------------------------------------------------------------------------------------------------
Putnam International New
Opportunities                       1/2/97          99.03%          N/A              N/A             31.20%
-------------------------------------------------------------------------------------------------------------------
Putnam Investors                    5/1/98         27.61%           N/A              N/A             10.50%
-------------------------------------------------------------------------------------------------------------------
Putnam Money Market                 2/1/88          2.84%          3.96%            3.88%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam New Opportunities            5/2/94         66.08%          31.37%            N/A             28.85%
-------------------------------------------------------------------------------------------------------------------
Putnam New Value                    1/2/97         -1.67%           N/A              N/A              6.44%
-------------------------------------------------------------------------------------------------------------------
Putnam OTC & Emerging Growth        5/1/98         122.14%          N/A              N/A             11.41%
-------------------------------------------------------------------------------------------------------------------
Putnam Research                     10/1/98        25.03%           N/A              N/A             43.06%
-------------------------------------------------------------------------------------------------------------------
Putnam Small Cap Value              5/3/99           N/A            N/A              N/A              1.68%
-------------------------------------------------------------------------------------------------------------------
Putnam Utilities Growth and
Income Bond                         5/1/92         -2.58%          15.76%            N/A             11.40%
-------------------------------------------------------------------------------------------------------------------
Putnam Vista Fund                   1/2/97         49.95%           N/A              N/A             29.45%
-------------------------------------------------------------------------------------------------------------------
Putnam Voyager                      2/1/88         55.16%          30.15%          21.03%              N/A
-------------------------------------------------------------------------------------------------------------------
Putnam American Government
Income                                N/A            N/A            N/A              N/A               N/A
-------------------------------------------------------------------------------------------------------------------
Putnam Growth Opportunities           N/A            N/A            N/A              N/A               N/A
-------------------------------------------------------------------------------------------------------------------

Performance figures above do not reflect any deductions for Optional Death Benefit Charges. Performance would have been lower had the Optional Death Benefit been available and been chosen.

                             PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. Index performance is not representative of the performance of the Sub-Account to which it is compared and is not adjusted for commissions and other costs. Portfolio holdings of the Sub-Account will differ from those of the index to which it is compared. Performance comparison indices include the following:

The Consumer Price Index, prepared by the U.S. Bureau of Labor Statistics, is a commonly used measure of the rate of inflation. The index shows the average change in the cost of selected consumer goods and services and does not represent a return on an investment vehicle.

The Dow Jones Industrial Average is an unmanaged list of 30 common stocks frequently used as a general measure of stock market performance. Its performance figures reflect changes of market prices and reinvestment of all distributions.

Lehman Brothers Corporate Bond Index is an unmanaged list of publicly issued, fixed-rate, non-convertible investment-grade domestic corporate debt securities frequently used as a general measure of the performance of fixed-income securities. The average quality of bonds included in the index may be higher than the average quality of those bonds in which a Fund may customarily invest. The index does not include bonds in certain of the lower rating classifications in which a Fund may invest. The performance figures of the index reflect changes in market prices and reinvestment of all interest payments.

The Lehman Brothers Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.

The Lehman Brothers Government/Corporate Bond Index (the "SL Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency. The index does not include bonds in certain of the lower-rating classifications in which a Fund may invest. Its performance figures reflect changes in market prices and reinvestment of all interest payments.

Morgan Stanley Capital International World Index is an unmanaged list of approximately 1,450 equity securities listed on the stock exchanges of the United States, Europe, Canada, Australia, New Zealand and the Far East, with all values expressed in U.S. dollars. Performance figures reflect changes in market prices and reinvestment of distributions net of withholding taxes. The securities in the index change over time to maintain representativeness.

The NASDAQ-OTC Industrial Average (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of 100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded. Its performance figures reflect changes of market prices but do not reflect reinvestment of cash dividends.

Salomon Brothers Long-Term High-Grade Corporate Bond Index is an unmanaged list of publicly traded corporate bonds having a rating of at least AA by Standard & Poor's or Aa by Moody's and is frequently used as general measure of the performance of fixed-income securities. The average quality of bonds included in the index may be higher than the average quality of those bonds in which a Fund may customarily invest. The index does not include bonds in certain of the lower rating classifications in which a Fund may invest. Performance figures for the index reflect changes of market prices and reinvestment of all distributions.

The Salomon Brothers 7-10 Year Government Bond Index is an unmanaged list of U.S. Government and government agency securities with maturities of 7 to 10 years. Performance figures for the index reflect changes of market prices and reinvestment of all interest payments.

The Standard & Poor's Composite Index of 500 stocks (the "S&P 500") is a market value-weighted and unmanaged index showing changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange. Its performance figures reflect changes of market prices and reinvestment of all regular cash dividends.

The Standard & Poor's 40 Utilities Index is unmanaged list of 40 utility stocks. The Index assumes reinvestment of all distributions and reflects changes in market prices but does not take into account brokerage commissions or other fees. Putnam VT Utilities Growth and Income Fund's telephone and electric utility stocks are generally held in the same proportion as the telephone and electric stocks in the S&P Utilities Index. However, there are some utility stocks held by the Fund that are not part of the Index.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a) All financial statements to be filed by amendment.

     (b) (1) Resolution of the Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

         (2)  Not applicable.

         (3)  (a) Principal Underwriter Agreement.(2)

         (3)  (b) Form of Dealer Agreement.(2)

         (4) (a) Form of Individual Flexible Premium Variable Annuity Contract, Series VI of Putnam Hartford Capital Manager.(3)

         (4) (b) Form of Individual Flexible Premium Variable Annuity Contract, Putnam Hartford Capital Access.(4)

         (4) (c) Form of Individual Flexible Premium Variable Annuity Contract, Putnam Hartford Capital Manager Edge.(4)

         (5)  Form of Application.(3)

         (6)  (a) Articles of Incorporation of Hartford.(5)

         (6)  (b) Bylaws of Hartford.(1)

         (7)  Not applicable.

--------------------------
      (1) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73566, dated May 1, 1995.

      (2) Incorporated by reference to Post-Effective Amendment No. 3, to the Registration Statement File No. 33-73566, dated May 1, 1996.

      (3) Incorporated by reference to the initial filing to the Registration Statement File No. 333-69439, filed on December 22, 1999.

      (4) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73570, dated May 1, 1995.

      (5) Incorporated by reference to Post-Effective Amendment No. 16, to the Registration Statement File No. 33-73566, filed on April 17, 1997.

         (8)  Form of Participation Agreement.(6)

         (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

         (10) Consent of Arthur Andersen LLP, Independent Public Accountants, to be filed by amendment.

         (11) No financial statements are omitted.

         (12) Not applicable.

         (13) Not applicable.

         (14) Not applicable.

         (15) Copy of Power of Attorney.

         (16) Organizational Chart.

Item 25.  Directors and Officers of the Depositor

--------------------------------------------------------------------------------
NAME                         POSITION WITH HARTFORD
--------------------------------------------------------------------------------
David A. Carlson             Vice President
--------------------------------------------------------------------------------
Peter W. Cummins             Senior Vice President
--------------------------------------------------------------------------------
Bruce W. Ferris              Vice President
--------------------------------------------------------------------------------
Timothy M. Fitch             Vice President and Actuary
--------------------------------------------------------------------------------
Mary Jane B. Fortin          Vice President & Chief Accounting Officer
--------------------------------------------------------------------------------
David T. Foy                 Senior Vice President, Chief Financial Officer and
                             Treasurer, Director*
--------------------------------------------------------------------------------
Lynda Godkin                 Senior Vice President, General Counsel and
                             Corporate Secretary,
--------------------------------------------------------------------------------
Lois W. Grady                Senior Vice President
--------------------------------------------------------------------------------
Stephen T. Joyce             Senior Vice President
--------------------------------------------------------------------------------
Michael D. Keeler            Vice President
--------------------------------------------------------------------------------
Robert A. Kerzner            Senior Vice President
--------------------------------------------------------------------------------

--------------------------
      (6) Incorporated by reference to Post-Effective Amendment No. 17, to the Registration Statement File No. 33-73566, filed on April 15, 1998.

--------------------------------------------------------------------------------
NAME                         POSITION WITH HARTFORD
--------------------------------------------------------------------------------
Thomas M. Marra              President, Director*
--------------------------------------------------------------------------------
Deanne Osgood                Vice President
--------------------------------------------------------------------------------
Craig R. Raymond             Senior Vice President and Chief Actuary
--------------------------------------------------------------------------------
Donald A. Salama             Vice President
--------------------------------------------------------------------------------
Lowndes A. Smith             Chief Executive Officer, Director*
--------------------------------------------------------------------------------
David M. Znamierowski        Senior Vice President and Chief Investment Officer,
                             Director*
--------------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

          Filed herewith as Exhibit 16.

Item 27.  Number of Contract Owners

          As of April 29, 2000, there were 244,472 Contract Owners.

Item 28. Indemnification

         Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent. Reference is hereby made to Section 33-771(e) of CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide, in general, that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 provides that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he was a director of the corporation. In the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

         Under the Depositor's bylaws, the Depositor must indemnify both directors and officers of the Depositor for (1) any claims and liabilities to which they become subject by reason of being or having been directors or officers of the Depositor and (2) legal and other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

         Section 33-777 of CGS specifically authorizes a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employer or agent of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

         (a) HSD acts as principal underwriter for the following investment companies:

              Hartford Life Insurance Company - Separate Account One
              Hartford Life Insurance Company - Separate Account Two
              Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
              Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
              Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
              Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
              Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
              Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account
              Hartford Life Insurance Company - Separate Account Three
              Hartford Life Insurance Company - Separate Account Five
              Hartford Life Insurance Company - Separate Account Seven
              Hartford Life and Annuity Insurance Company - Separate Account One Hartford Life and Annuity Insurance Company - Putnam Capital Manager Trust Separate Account Two
              Hartford Life and Annuity Insurance Company - Separate Account
              Three
              Hartford Life and Annuity Insurance Company - Separate Account
              Five
              Hartford Life and Annuity Insurance Company - Separate Account
              Six
              Hartford Life and Annuity Insurance Company - Separate Account
              Seven
              Hart Life Insurance Company - Separate Account One
              Hart Life Insurance Company - Separate Account Two
              American Maturity Life Insurance Company - Separate Account AMLVA Servus Life Insurance Company - Separate Account One
              Servus Life Insurance Company - Separate Account Two

         (b)  Directors and Officers of HSD

                  Name and Principal         Positions and Offices
                   Business Address             With  Underwriter
                  ------------------         ---------------------

              David A. Carlson            Vice President
              Peter W. Cummins            Senior Vice President
              David T. Foy                Treasurer
              Lynda Godkin                Senior Vice President, General
                                          Counsel and Corporate Secretary
              George R. Jay               Controller
              Robert A. Kerzner           Executive Vice President
              Thomas M. Marra             Executive Vice President, Director
              Paul E. Olson               Supervising Registered Principal
              Lowndes A. Smith            President and Chief Executive Officer,
                                          Director

             Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 30.  Location of Accounts and Records

          All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31.  Management Services

          All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32.  Undertakings

          (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

          (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

          The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 23rd day of June, 2000.

HARTFORD LIFE INSURANCE COMPANY -
PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT
   (Registrant)

By:  Thomas M. Marra                          *By:  /s/ Marianne O'Doherty
    -----------------------------------            -----------------------------
     Thomas M. Marra, President*                     Marianne O'Doherty
                                                     Attorney-in-Fact

HARTFORD LIFE INSURANCE COMPANY
   (Depositor)

By:  Thomas M. Marra
    -----------------------------------
     Thomas M. Marra, President*

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

David T. Foy, Senior Vice President, Chief
  Financial Officer and Treasurer, Director*
Lynda Godkin, Senior Vice President, General
  Counsel and Corporate Secretary, Director*
Thomas M. Marra, President,                   *By:  /s/ Marianne O'Doherty
  Director*                                        -----------------------------
Lowndes A. Smith, Chief                              Marianne O'Doherty
  Executive Officer, Director*
Raymond P. Welnicki, Senior Vice President,          Dated: June 23, 2000
  Director*
Lizabeth H. Zlatkus, Executive Vice President,
  Director*
David M. Znamierowski, Senior Vice President and
  Chief Investment Officer, Director*

                                  EXHIBIT INDEX


(9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(15)   Power of Attorney.

(16)   Organizational Chart